

Healthaxis Inc.

2007 Annual Report to Shareholders

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM __ TO ___.

Commission File Number 0-13591

HEALTHAXIS INC.

(Exact name of Registrant as specified in its charter)

7301 N. State Highway 161, Suite 300

Pennsylvania	Irving, Texas 75039	23-2214195
(State or other jurisdiction of incorporation or organization)	(Address of principal executive offices including zip code)	(I.R.S. Employer Identification Number)

(972) 443-5000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.10 Par Value
Title of Class

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act ☐Yes ☒No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐Yes ☒No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒Yes ☐No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K: ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer☐ Accelerated filer☐ Non-accelerated filer☐ Smaller reporting company☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐Yes ☒No

The aggregate market value of the voting stock held by non-affiliates of the Registrant was approximately $5,958,860 computed by reference to the price at which the common equity was last sold, or the average bid and ask price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter. Shares of the Common Stock held by each officer and director and by each person who owns 5% or more of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 20, 2008, the Registrant had 8,841,549 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None.

Healthaxis Inc.

Table of Contents

Page

PART I

Statements in this Annual Report on Form 10-K and in the Annual Report to Stockholders that are not purely historical facts, including statements regarding the Company's anticipations, beliefs, expectations, hopes, intentions or strategies for the future, may be forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are based upon information available currently to the Company. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements involve known and unknown risks and uncertainties that could cause actual events or results to differ materially from the events or results described in the forward-looking statements. These risks and uncertainties include, without limitation, those set forth in this report under "Risk Factors."

Item 1. Business

General

Healthaxis, Inc. ("Healthaxis" or the "Company") is a technology-enhanced provider of fully integrated solutions and services for health benefit administrators and health insurance claim processors. These solutions, which are comprised of software products and related business process services, are designed to assist health insurance payers, third party administrators ("TPA"), preferred provider organizations ("PPO"), and self-administered employer groups provide enhanced claims related services to members, employees, employers and providers at lower cost. These services are provided through the application of our flexible technology on an Application Service Provider ("ASP") basis. These technology solutions are complemented by our web-based capabilities and Business Process Outsourcing ("BPO") services, which are offered to the Company's ASP clients and on a stand-alone basis. BPO solutions include the capture, imaging, storage and retrieval of paper and electronic claims, attachments, and related correspondence, in addition to rules-based claims pre-adjudication and editing and automated PPO routing (via electronic data interchange or "EDI") and repricing. Healthaxis uses its expertise in health insurance operations to customize services to meet the specific needs of its customers and to produce value for those customers by tapping unrealized potential in the customers' operations to achieve best results.

Our proprietary applications address the specific processing needs of the claims administration segment of the healthcare insurance industry in an efficient and cost-effective manner. In addition to its core claims and administrative systems, Healthaxis also provides a full suite of web-based tools that complement the core systems. This includes employee, employer, and provider self service tools which provide online real-time access to personal membership and claims data in addition to benefits information such as plan documents and claim forms. We also provide a robust online benefits enrollment tool and online pricing and quoting tools used by brokers and others. These applications turn historically paper-based processes into highly efficient electronic workflows available on demand and streamline the flow of information among the many systems employed by various constituents within the healthcare insurance industry.

Payer solutions are offered through readily configurable products, such as Insur-Claims®, Insur-Admin®, WebAxis Self-Service, WebAxis-Broker, WebAxis-Enroll, and various BPO services. All of Healthaxis' products are supported by professional services offered on a consulting basis. Healthaxis is staffed by experienced health insurance and technology professionals who understand the health benefit payer world. Healthaxis draws upon this deep domain expertise and continually evolving technology applications to provide services and software solutions that enable its customers to:

- Pay claims faster, more accurately and at a lower cost;
- Reduce their internal administrative expenses;
- Reduce their medical costs;
- Improve their customer service, and
- Provide competitive advantage and thereby accelerate their revenue growth.

We have also started to expand into other revenue-generating activities where we see that our current operations provide significant benefit or efficiency. For example, we announced a new contract with an accounts payable outsourcing company in December 2007, whereby we manage some of their back office functions. We saw that our experience in running a mailroom and providing data capture services related to healthcare claims was very similar to what our initial customer in this area was doing internally and that we could do the work more efficiently and effectively. As a result of the arrangement, we become a valuable partner and they are now able to scale and grow more effectively. We continue to look for other opportunities that may be outside our historical healthcare focus but where our expertise adds significant value.

Healthaxis Inc. is a Pennsylvania corporation, which was organized in 1982. Healthaxis' common stock trades on the NASDAQ Capital Market under the symbol "HAXS." The operations of Healthaxis are conducted through its subsidiary, Healthaxis, Ltd., based in Irving, Texas. Unless otherwise indicated, or the context otherwise requires, all references in this document to the "Company," "Healthaxis," "we," "our" or "us" include Healthaxis Inc. and all of its subsidiaries. Healthaxis maintains a website at www.healthaxis.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports are available, free of charge, on our website as soon as reasonably practicable after we file electronically such material with, or furnish it to, the United States Securities and Exchange Commission, or SEC. The Healthaxis Code of Conduct can also be found on the Healthaxis website. Information found on the Healthaxis website is not a part of this report.

Health Insurance Industry

Healthcare spending is easily the largest sector of the U.S. economy, making up more than 16% of the gross domestic product. Within that $2+ trillion market, healthcare plan administration accounts for 11% to 15% of expenditures and involves all types of healthcare providers, payers, managed care organizations, third party administrators ("TPA"), reinsurance carriers, preferred provider organizations ("PPO"), medical and dental claim review staffs, employers, and patients. Unlike other types of insurance, healthcare insurance administration frequently results in extensive interaction between the patient, the provider, the insurance carrier and the employer. Each of these participants must be able to share, process, and access data on a confidential basis in order to perform their respective roles in the healthcare system. The complexity, the fragmentation and the privacy regulations within the healthcare industry complicate this task.

Healthaxis believes that a significant amount of money is wasted each year through redundant procedures and excessive administrative costs of plan administrators and insurance carriers. As the overall healthcare industry has increased in size and complexity, the burden of gathering, processing, and managing the health insurance benefit administration and claims process has led to significant administrative bureaucracies, inefficiencies, and high costs. This burden places increasing strains on the profitability of the overall industry, as variable medical loss ratios, demographics, increased drug costs and several other factors can and have compressed margins. Clearly, the health insurance industry lags behind other transaction-intensive industries, such as the airline and financial services industries, in its use of information technology and appropriate outsourcing arrangements to increase efficiency and effectiveness and reduce administrative costs.

Healthaxis has historically focused on the payer side of this industry. Its target markets include commercial health insurance carriers, self-insured and self-administered employers, TPAs and PPOs, with TPA's serving self-funded plans currently representing approximately 80% of our revenue. "BUCA" (Blue Cross Blue Shield, United Healthcare, Cigna, Aetna) have been successful over the past several years at winning business from the TPA market. While the TPAs have historically been able to win and retain business based on local presence, superior customer service, and competitive administrative fees, these factors are no longer sufficient to offset BUCA claims of better network discounts and the perception of lower healthcare costs.

Thus the continued trend of dramatic annual increases in healthcare costs and market demands for more effective health insurance product designs are forcing payers to look outside of their own organizations for solutions. We believe that there are significant and growing IT outsourcing and BPO opportunities in areas such as front-end paper claims, EDI processing, claims editing and repricing. Additionally, organizations are pushing for an increased ability to process claims without human intervention (auto-adjudication), which is increasing payers' willingness to consider Application Service Provider claims solutions and other business process solutions that clean-up a claim and are more cost effective than traditional solutions.

We believe that as healthcare payer organizations continue their competitive quest to provide better value to customers and stockholders, they are increasingly evaluating how to narrow their focus and to concentrate their attention on the activities that bring them the most value. They are looking to outsource more functions that are less strategic. Healthaxis is in a position to perform more and more of these non-strategic functions for health benefit administrators and claims processors.

Business Strategy

Healthaxis' mission is to draw upon its health insurance process expertise, its robust proprietary technology applications, and rigorous process control in its production centers to provide health benefit administrators and claims processors with market leading, innovative and flexible web-based connectivity, benefits and claims applications solutions and business process outsourcing solutions. The Company focuses on solutions designed to enable its customers to:

- Pay health insurance claims faster, more accurately and at a lower cost;
- Reduce their internal administrative expenses;
- Reduce their medical costs;
- Improve their customer service, and
- Provide competitive advantage in their markets and thereby accelerate their revenue growth.

Our vision is for Healthaxis to be recognized as an entrepreneurial, technology enhanced BPO services company noted for its expertise, service excellence, creative solutions, customer relationships, profitability, and growth, with commensurate public market valuation.

Healthaxis' strategy to achieve its mission and vision are:

- To retain and grow existing customers by becoming their "strategic partner" rather than simply their operational partner. The achievement of this objective requires us to more fully understand our customers' strategic goals, to develop unique support plans around these goals and to continue to enhance our technology and services to match our customers' priorities.

- To grow our claims and administration solutions and BPO services market penetration by creating new service offerings that meet market demands and by strengthening our marketing and sales capabilities and distribution channels.

- To provide customers the option of on-shore, near-shore, and off-shore processing capabilities providing high quality results.

- To identify companies with complementary solutions and services that can provide attractive partnering arrangements or accretive acquisition and merger opportunities.

- To achieve improved profitability and cash flow by growing revenues, while managing costs diligently.

- To solidify Healthaxis as the company of choice for its employees through our value system and incentive programs, and by creating an environment of challenge, growth, opportunity, accountability, teamwork and choice.

Products and Target Markets

The Company has three groupings of products and services, which it primarily sells into the following defined target markets:

Target Markets					
		Third Party Administrators	Health Insurance Payers	Managed Care Organizations	Self-Administered Employer Groups
Products / Solutions	**Benefit Administration and Claims Processing Systems**				
	Insur-Admin	X			X
	Insur-Claims	X			X
	Web Connectivity Products				
	Self-Service Applications				
	• Employee/member module	X	X		X
	• Employer module	X	X		X
	Broker		X		X
	Enroll	X	X		X
	BPO Services				
	• Mailroom	X	X	X	X
	• Imaging	X	X	X	X
	• Data capture	X	X	X	X
	• Claims pre-adjudication	X	X	X	X
	• EDI transaction management	X	X	X	X
	• Provider cleansing services	X	X	X	X
	• Claims editing	X	X	X	X
	• Claims re-pricing	X	X	X	X

Benefit Administration and Claims Processing Systems

Healthaxis provides web-enabled systems for the administration and processing of health insurance claims (e.g., medical, dental, defined contribution, vision, disability, health reimbursement accounts, health spending accounts and flexible spending accounts) on an application service provider basis. The principal target market is third party administrators. The Company utilizes a technology platform built around IBM-based hardware and software. The software and processing capabilities are hosted in professionally managed facilities, with clients' processing centers connected through various highly-secure means.

Healthaxis' associates come from within the industry and have extensive knowledge of the environments that use the Company's solutions. This knowledge enables the Company to understand business issues and to provide technology solutions that assist in solving those issues. This same knowledge gives the Company the ability to understand support issues and to assist in providing resolution in an efficient manner, based on the needs of the individual client.

Insur-Admin. Insur-Admin is a comprehensive benefits administration system that features enrollment, group and individual billing, and premium collection and reconciliation. Insur-Admin accommodates both interactive and batch enrollment for a wide spectrum of coverages. It allows organizations to track divisions, subdivisions, locations, health classifications, and work groups. Insur-Admin interfaces with a plastic identification card production system to produce identification cards. Insur-Admin manages aspects of the Consolidated Omnibus Budget Reconciliation Act ("COBRA"), including calculating and collecting COBRA premiums, tracking qualifying events, and issuing rights and qualification letters and billing coupon books. The system performs activities compliant under the Health Insurance Portability and Accountability Act ("HIPAA"), including capturing prior coverage credit days and issuing HIPAA certificates upon termination of coverage. Insur-Admin also manages medical and dependent care flexible savings accounts. Insur-Admin is web-enabled with compliant access being provided to employers, employees and providers for eligibility status and claims inquiry and to employers and employees for eligibility, life event changes and terminations. Insur-Admin can be implemented on a stand-alone basis or can be integrated with Healthaxis' claim payment system, Insur-Claims.

Insur-Claims. Insur-Claims is a comprehensive claim processing system for employer as well as consumer driven plans, including health, dental, vision, short-term disability, long-term disability, executive reimbursement, health reimbursement and health spending accounts, and medical and dependent care flexible spending accounts. A rules-based approach, which includes un-bundling and re-bundling edits, allows Insur-Claims to be fully customized and allows the system to handle complex benefit structures and provider reimbursement arrangements. Through user-defined rules and batch processing, Insur-Claims can achieve auto-adjudication rates of up to 80% for medical claims and up to 90% for dental claims. The system has extensive preferred provider organization capabilities and can perform preferred provider organization re-pricing functions. Insur-Claims facilitates utilization management, including pre-certifications, referrals and authorizations. Insur-Claims accepts electronic data interchange, or "EDI", transactions and provides for automated adjudication of those transactions. Insur-Claims is web-enabled and can provide claim status inquiry, including access to processed "explanation of benefits" for the employee. Insur-Claims is based on a paperless workflow, which begins with the imaging of all documents. These document images are tied to patients and claims and provide fast and efficient client service resolution.

Client output from utilizing the hosted software described above is typically printed documents, such as benefit checks, letters or "explanation of benefits." The client may elect to print, handle and mail such documents. However, in most cases, these tasks are performed by Healthaxis or its vendor partner as an additional billable service. The system also supports paperless output using electronic funds transfers and electronic explanation of benefits capabilities.

Web Connectivity Products

Healthaxis provides HIPAA-compliant, web-enabled platforms and solutions for the enrollment, sale, distribution and post-sale administration of insurance policies, including health, vision and dental insurance. Its target markets are health insurance carriers and third party administrators. A primary focus is bringing Web-based connectivity to legacy systems in a "bolt-on" fashion. Management believes that healthcare payers do not want to replace legacy systems and are seeking outsourced, e-business connectivity solutions. Due to the nature of the offerings and to the inherent differences in the back-end processing systems being served, solutions provided by Healthaxis are configurable and allow for a high degree of customization. Solutions may be hosted by Healthaxis or by the client.

The products and services provided in this suite of products are:

Employee/Member and Employer Self-Service. This solution allows plan members/employees and employers to have direct access to administrative and claims information via a HIPAA-compliant and secure interface. Through an inquiry process, members/employees have access to coverage, demographics, eligibility, claims status, explanations of benefits, provider directories, plan new hire/change forms, and the ability to track their deductible and flexible spending accounts. Our self-service portal provides employer groups with the same functionality that is provided to their employees, such as eligibility and claims status inquiry, plan documents and directories, plan change forms, and more.

Broker. The Broker solution is a highly customizable distribution solution for online quoting and proposal management for small group products. This e-enabled solution permits brokers and agents to more effectively interact with their potential customers, as well as benefit from increased efficiency when working with the carrier. This product supports an expanded broker distribution base, increased consumer-direct sales, higher closing ratios, increased retention rates and opportunities to cross sell ancillary products, reduced turnaround/fulfillment timeframes, and a reduction in paper usage (handling, printing, and postage). The Broker solution is highly scalable and easily customized to fit a company's existing "look & feel" to match their unique brand image

Enroll. Healthaxis' enrollment solutions provide a 24/7, web-based, self-service environment for members/employees and enrollment administrators alike. These solutions are capable of supporting a wide range of benefit plans, including medical, dental, life, vision, medical and dependent care flexible spending accounts, and accident and disability. Other enrollment information can also be captured and managed including individual and dependent demographic information, other insurance, primary care physician and dental facilities, and beneficiaries.

Enrollment features also include online plan information and summary plan documents, online help, email capability to enrollment administrator, secure confirmation notifications, bulletin board of web links and supporting documents controlled by the enrollment administrator, secure access, and administration monitoring and reporting.

Business Process Outsourcing Services

Healthaxis performs imaging and data capture outsourcing services to convert paper transactions in the form of healthcare claims into electronic transactions. The resulting data is downloaded to the client's internal claims adjudication database or, for those clients utilizing Healthaxis' claim processing solutions, to Healthaxis' Insur-Claims for adjudication and payment. Claims also may be re-priced by Healthaxis or routed via electronic data interchange ("EDI") to PPO organizations to be re-priced in accordance with provider discount agreements. Healthaxis performs claims pre-adjudication services utilizing rules-based software logic to scrub data prior to submission to a back-end adjudication system, in addition to claims editing services, which apply certain clinical logic for validating claims. Healthaxis also offers provider database cleansing services designed to clean-up a customer's provider files, thereby saving data processing resources, increasing auto-pay rates and helping to ensure more accurate claims adjudication. As a complement to these imaging and data capture services, the Company provides mailroom services whereby it receives and sorts incoming healthcare claim forms prior to imaging. The target markets are health insurance carriers, third party administrators and preferred provider organizations.

The Company utilizes a combination of advanced technologies, including the Company's own proprietary systems, and underlying software technologies from nationally-known corporations. The Company operates production centers in favorable labor markets in Utah, Texas, Jamaica and India to efficiently capture and convert large volumes of claims. Healthaxis offers this service to its clients on a per-claim or per-image basis. This service complements all other Healthaxis products and services. In addition, it provides a good entry point with new carrier clients as it usually provides immediate cost savings to the client.

Our expansion into accounts payable processing services also falls under our BPO services. At a high level, we saw that managing healthcare claims and accounts payable processes are very similar. We are able to provide mailroom, scan, optical character recognition (OCR), and data capture services for accounts payable processing in a manner that is comparable to what we do for our other customers. Because of our scale, our multiple locations, our proven processes, and our ability to ramp up as needed, we are able to do the work more efficiently and effectively than our initial customer in this area was able to achieve. We continue to look for other opportunities that may be outside our historical healthcare focus but where our scale and expertise add significant value.

Ultimate TPA™

In 2006, Healthaxis introduced its Ultimate TPA solution. This is Healthaxis' unique combination of technology and BPO services offered as a best-in-class turnkey solution. Historically, Healthaxis has sold its services on an a la carte basis where customers would select from Healthaxis offerings in one or more of the three groupings above (BAS, Web, or BPO). Each of the offerings is highly customizable, which can lead to significant implementation time and cost. With the Ultimate TPA solution, we package all of the services relevant to a typical TPA using standard options and limited customization. This approach permits a faster and less expensive implementation of the solution and allows us to effectively market to smaller TPAs looking to gain the efficiencies and processes of a significantly larger organization. We price the Ultimate TPA at a fixed price per employee life per month. As a result, the Ultimate TPA enables growth minded organizations to pursue their expansion objectives with minimal capital and infrastructure investment, and with affordable and predictable ongoing costs.

Sales and Marketing

The Company has developed relationships within the healthcare insurance industry as a result of its delivery of effective solutions to health insurance benefit clients for over 20 years. The Company's sales and marketing staff generates sales leads through a variety of means designed to identify the most promising prospects. Once a prospect is identified, the Company makes a site visit to qualify the prospect and determine its specific needs. Once specific needs are identified, live demonstrations of the Company's solutions are scheduled and specific return on investment calculations are performed. The team also responds to formal requests for proposals in situations where the prospect is bidding the work with multiple vendors.

The Company derives a portion of its business through client referrals. In addition, it markets its services through a variety of media, including:

- Web site
- A targeted direct mail program
- User conferences conducted exclusively for the Company's clients
- Participation in regional and national industry conferences and trade shows

- Relationships developed with industry consultants and strategic partners
- Informational listings and authored articles in trade journals

Additionally, we announce new customer wins when the customer permits it. Due to the sensitive nature of system changes within our customers' client bases, new customers often request that we do not announce or delay announcing the change. There is a perception within our industry that any significant implementation or conversion might result in a significant disruption to the customer and the clients it serves, thus many new Healthaxis customers do not want us to announce that they are migrating systems.

The Company has assembled its sales and marketing team with personnel having healthcare and technology specific knowledge, reputation and relationships to take advantage of the Company's opportunities within each market segment.

Competition

Healthaxis believes it has an advantage over its competitors by offering a broader range of service offerings to the health insurance payer and third party administrator markets on an outsourced basis. We cover the full claim lifecycle from claim receipt to adjudication to issuing payment and sending the Explanation of Benefit (EOB) documents. By controlling the entire process, we provide our customers a one-stop solution. Further, by delivering our services on an ASP basis, we are able to provide updates and control the processing environment. For example, enhancements related to National Provider Identification (NPI) were available to our customers immediately upon completion with no need on their part to upgrade hardware, software, or installation of patches. We thus serve as a significant component of our customers' IT organization and allow them to focus on their core competencies in sales and customer service.

The Company offers flexibility, customization, broad and deep industry expertise, the technology systems and services needed to process claims efficiently, and cost efficient production centers in Utah, Texas, Jamaica and India. Additionally, Healthaxis' focus and expertise within the payer-side of the healthcare industry is an advantage when competing against companies who service multiple industries or multiple facets of the healthcare industry.

Healthaxis' principal competitive factors are the breadth and quality of system and product offerings, features and functionality, service and support, processing capacity, the ability to successfully develop and deploy product improvements and the deep domain knowledge of its staff. The principal competitive factors for Healthaxis' BPO services are price, quality and service level commitments, breadth of technical capability due to the functionality of its technology and its ability to offer cost effective on-shore, near-shore and off-shore delivery centers.

Healthaxis' major competitors by product are as follows:

- Benefit administration and claims processing systems – TriZetto, DST Systems, Inc., Mphasis-Eldorado Computing, SunGard/SBPA, and Acclimation Systems, Inc.
- Web connectivity products – Payer In-house Solutions, TriZetto, Healthation, HealthTrio, Connecture, HealthX and eBenX.
- BPO services – Affiliated Computer Services, Emdeon, Future Vision, GTESS, Sourcecorp, Data Dimensions and an increasing number of offshore vendors.

Technology Development

Healthaxis' operations staff supports its products and clients through continuing evaluation and implementation of new technologies. Healthaxis uses a multi-disciplined team approach throughout the development phase of new products and product enhancements. In addition to project-specific tasks, the staff continues to enhance Healthaxis' proprietary applications and to develop and test new solutions, including the testing and analysis of applications not yet available in the market.

Intellectual Property and Technology

Trademark and Copyright Protection. Healthaxis' ability to compete is dependent to a significant degree upon its proprietary systems, technology, and intellectual property. Healthaxis relies upon a combination of trademark, copyright, confidentiality agreements and trade secret laws, as well as other measures to protect its proprietary rights. Healthaxis does not have any patents or patent applications and currently does not plan to file any patent applications. Healthaxis has applied for, or registered, the following trademarks with the U.S. Patent and Trademark Office: Healthaxis, Healthaxis.com, Insur-Image, Insur-Enroll, Insur-Admin, Insur-Claims, Insur-Dental, Insur-PPO, Ultimate TPA, and Smart Front-End. Healthaxis has decided not to file applications for these marks in foreign countries at this time. Healthaxis' sales materials, content, and software are protected by copyright. The source code and design of Healthaxis' software are protected through applicable trade secret law. Healthaxis also uses confidentiality agreements with its employees to further protect its source code and software.

Internet Technology. Healthaxis' web services are based upon a distributed computing environment consisting of multiple Compaq and IBM servers utilizing Microsoft Windows 2000 operating systems and VMware. The network is built on various other Microsoft applications for serving-up Internet information, applying certain business logic and storing information in relational databases. Additional software for performing workflow, print and PDF technology is obtained from Jetform. All transactions between Healthaxis and the client or end-user are secured and encrypted where applicable.

Data Center Core Processing Environment. Healthaxis has connectivity to several customers via dedicated data lines and VPN connections. The Company's computer operations reside in a fully redundant, Navisite data center in Vienna, Virginia. The facility houses the following processing equipment and systems:

- Multiple IBM RS6000 processors running on UNIX / AIX operating systems
- Multiple Compaq and IBM servers running on Windows 2000 operating systems and VMware
- IBM FastT storage area network (SAN)

A secondary facility is maintained at Healthaxis' corporate office location in Irving, Texas. This location serves as the primary recovery facility and has an un-interruptible power system. It has network connections to external service providers, as well as VPN connections to the Navisite data center. All critical data is backed up and stored at an offsite facility in Maryland.

Privacy/Security Issues. Healthaxis believes a significant barrier to the popularity or acceptance of online insurance communications and sales is the secure transmission of confidential information over public networks. Healthaxis retains confidential client and patient claim information at its data center. Computer viruses, break-ins, or other security breaches, could lead to misappropriation of personal or proprietary information. These security breaches could also cause interruptions, delays, or cessation in service to Healthaxis' clients. Healthaxis relies on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information, such as names, addresses, social security numbers, consumer credit card numbers, and other private healthcare information. Healthaxis believes that it is in compliance with HIPAA rules and regulations. Healthaxis carries general liability insurance (including errors and omissions coverage), although Healthaxis' insurance may not be adequate to cover all costs that could be incurred in the defense of potential claims.

Regulation

Internet Related. Although there are currently few laws and regulations directly applicable to the Internet, it is possible that new laws and regulations will be adopted in the United States, and elsewhere, covering issues such as copyrights, privacy, pricing, sales taxes, and characteristics and quality of Internet services. The adoption of restrictive laws or regulations could expose companies utilizing the Internet in its business to regulation or restrictions. The application of existing laws and regulations governing Internet issues such as property ownership, libel and personal privacy is also subject to substantial uncertainty at this time. In addition, current or new government laws and regulations, or the application of existing laws and regulations, including laws and regulations governing issues such as property ownership, content, taxation, defamation, and personal injury, may expose companies engaged in business on the Internet to significant liabilities.

HIPAA. Pursuant to the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), the Department of Health and Human Services has issued a series of extensive regulations setting forth security, privacy and electronic transaction standards for all health plans, healthcare providers and clearinghouses to follow with respect to individually identifiable protected health information. HIPAA legislation and rule-making has had a significant impact on applications solutions and technology companies servicing the healthcare industry. HIPAA seeks to advance the improvement and efficiency of health care administrative and financial issues affecting the health care industry by standardizing the electronic exchange of health care administrative and financial data and additionally mandating the protection, security, and privacy of transmitted and stored patient protected health information. Healthaxis is affected by HIPAA as a business associate of various clients who are covered entities under HIPAA. As a business associate, Healthaxis is contractually obligated to ensure the protection and privacy of protected health information, which it transmits and stores. Certain states also impose obligations on business associates to be compliant with the HIPAA privacy rules. In addition, since Healthaxis' customers must comply with HIPPA, Healthaxis products and services must contain features and functions that allow its customers to achieve such compliance. Healthaxis believes that it is in compliance with all applicable HIPAA requirements, and that its products and services currently allow its customers to comply with HIPAA. However, because HIPAA and its regulations have yet to be fully interpreted, Healthaxis' products and services may require modification in the future. If we fail to offer products and services that permit our customers to comply with applicable terms and regulations, our business will suffer.

Employees

As of December 31, 2007, the Company has 181 employees, including 73 full-time professional employees, most of whom are based in Irving, Texas, and 108 production center employees who are located in Utah, Texas and Jamaica. The number of production center employees varies with business volume. None of Healthaxis' employees is represented by a labor union or collective bargaining agreement. The Company considers its employee relations to be good.

Healthaxis' future success depends on its ability to identify, attract, hire, train, retain, and motivate highly skilled technical, managerial, marketing, sales and customer service personnel. Competition for technically skilled personnel is dependent upon market conditions. The Company will continue its efforts to attract, integrate, and retain sufficiently qualified personnel, including software developers and other technical experts.

Item 1A. Risk Factors

This report and the annual report to shareholders contain some forward-looking statements within the meaning of the federal securities laws. Actual results and the timing of some events could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, without limitation, those set forth below and elsewhere in this report. In addition to the other information in this report, the following factors, which may affect Healthaxis' current position and future prospects, should be considered carefully in evaluating Healthaxis and an investment in its common stock.

Business Related Risks

Because we have a history of operating losses, it is difficult to evaluate our future prospects and to know when, if ever, Healthaxis will become consistently profitable.

Our recent history of operating losses makes it difficult to evaluate our future prospects and to know when, if ever, we will become consistently profitable. Furthermore, our prospects should be considered in light of the risks, expenses and difficulties frequently encountered by companies in new, unproven, competitive and rapidly evolving markets. While our cost reduction initiatives over the last few years have brought costs more in line with our revenue base, there can be no assurances that our cash resources will prove adequate, or that we will become consistently profitable. These uncertainties could negatively affect our business prospects and our stock price. We may seek additional debt or equity financing for items including but not limited to capital equipment purchases, working capital needs, or to refinance existing debt. Depending on the type of financing available, such financing may be dilutive to our common shareholders and may not be on attractive terms.

A small number of clients account for a substantial portion of our business, and the loss of any one of them could have an adverse impact on our business and financial condition.

The business of a limited number of our clients represents a significant component of our continuing operations. For the year ended December 31, 2007, our three largest clients (The Parker Group, HealthScope Benefits, and NCAS Inc.) accounted for an aggregate of 64% of revenues. Each year, we have several customers whose contracts are up for renewal. Historically, we have successfully renewed most contracts prior to their expiration and we have the benefit of working with some of our customers for more than twenty years.

Some of our client contracts contain a fixed-price component or minimal start-up fees, and because we sometimes incur costs in excess of our projections, we could experience decreased operating margins or increased operating losses.

Some of our client contracts contain a fixed-price component, typically involving the implementation of the contract specifications. This fixed price component is generally a small percentage of the total contract value. A lengthy implementation period for a large project makes it more difficult to accurately estimate the costs that we will incur. We can incur costs in excess of our projections and, as a result, could experience lower margins than expected or could incur losses with respect to a specific project. The nature of our fixed-price arrangements could result in decreased operating margins or increased operating losses, and could adversely affect our financial condition and results of operations. In addition, the start-up fees we are able to collect on certain contracts are minimal and may not cover the cost of implementation.

Our competitors may be more successful in attracting customers, which could result in decreased sales, a loss of revenue and a decrease in the value of our common stock.

We compete with a number of competitors in each of our product and market areas. We also compete with the internal information resources and systems of some of our prospective and existing clients. Our competitors could develop or offer solutions superior to those we offer. Some of our current and potential competitors are larger, better capitalized, have greater financial and operating resources and greater market share than we do. These competitors may be able to respond more quickly to changes in customer requirements or preferences. They may also be able to devote greater resources to claims processing services or to the development, promotion and sale of their products.

Undetected errors in our application solutions or our data capture services could detract from the reliability and quality of our information systems, which, in turn, could result in decreased sales, liability for damage claims and a negative impact on our results of operations.

In the course of client acceptance testing, Healthaxis historically has experienced few application solutions errors. However, application solutions may contain undetected errors. These errors may result in loss of data, or a reduction in the ability to process transactions on a timely basis, which could result in the loss of existing business and future business, as well as the loss of, or delay in, market acceptance of Healthaxis' application solutions. We have attempted to limit contractually, and through insurance coverage, damages arising from negligent acts, errors, mistakes or omissions in our application solutions, or in rendering services such as data capture. However, these contractual protections could be unenforceable or insufficient to protect us from liability for damages in connection with the successful assertion of one or more large lawsuits.

Our future success significantly depends on the experience of our executive officers and key personnel, and the departure of several of them could impair our ability to do business and otherwise negatively impact the price of our common stock.

Our future success depends, in significant part, upon the continued services of our executive officers and key personnel. The loss of services of several of our executive officers or key employees could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that we will be able to retain our executive officers or key personnel. We presently have employment agreements with four of our executives and although these agreements have standard protective provisions, there can be no assurance that these executives will remain with the Company through the terms of the agreements. We do not have employment agreements with any other key personnel.

Our reliance on third party vendors could place us at risk for increased expenses, failure to meet our contractual obligations, and/or lost clients.

We rely in part upon third party vendors for the delivery of some of the services we contract to deliver to our clients. We have alternatives in each case, but the alternatives could be expensive and time consuming to implement. If any of these vendors ceased providing the product or service on which we rely, our business could be interrupted until such time as we are able to replace the product or service and integrate it with our own product and service offering. Such interruptions could be in violation of our service level commitments to our customers. The key third party vendors on which we rely include:

- Emdeon (formerly Advanced Business Fulfillment) and AdminiSource – unaffiliated vendors which print and mail the majority of output from our claims system, namely beneficiary checks, explanation of benefits and letters.

- Gentran – which supplies software that supports our ability to receive and transmit transactions and files electronically.

- Navisite – which provides our data center facilities.

- IBM – which provides critical hardware and operating system components used by our systems.

- Healthcare BPO Partners – which provides personnel and infrastructure that is utilized by the Company to provide business process outsourcing services and other software development and technical support services to support the Company's operations. Healthcare BPO Partners is a related party due to common ownership by one of the Company's significant shareholders.

- Ingenix – which provides usual and customary databases that are integrated with our Insur-Claims system and used by our customers for determining the reasonableness of a healthcare provider's fees.

- McKesson – which provides certain clinical logic and claims editing functionality used by our customers in the processing of health insurance claims.

- Microsoft – which provides operating system and applications software used by our systems.

- Navisite/Level3, Verizon/MCI, Netlojix and AT&T – which provide telecommunication lines and Internet gateways through which we connect to our clients.

If we are unable to protect our proprietary technology, our competitors could use our proprietary technology to compete against us, which could negatively impact our revenues and otherwise result in our engaging in costly litigation.

Our success depends to some extent on our ability to protect the proprietary and confidential aspects of our solutions and the tradenames associated with them. Our solutions are not patented, and existing copyright laws offer only limited practical protection. The legal protections afforded to us, or the precautions we take, may be inadequate to prevent misappropriation of our technology or the tradenames associated with our solutions. Any infringement or misappropriation of our proprietary solutions or the related tradenames could have the effect of allowing competitors to use our proprietary information to compete against us, or result in costly litigation in order to protect our rights. In addition, these limited protections do not prevent independent third-party development of functionally equivalent or superior technologies, products, or services.

We may be subject to intellectual property infringement claims that could result in costly litigation and losses or decreased revenues.

Although we have no reason to believe at this time that we are subject to any intellectual property infringement claims, as competing healthcare information systems increase in complexity and overall capabilities, and the functionality of these systems further overlap, we could be subject to claims that our technology infringes on the proprietary rights of third parties. These claims, even if without merit, could subject us to costly litigation and could command the time and attention of our technical, legal, and management teams to defend. Further, if a court determined that we infringed on the intellectual property rights of a third party, we could be required to:

- Develop non-infringing technology or tradenames;
- Obtain a license to the intellectual property;
- Stop selling the applications or using names that contain the infringing intellectual property, or pay substantial damage awards.

If we cannot develop non-infringing technology or tradenames, or obtain a license on commercially reasonable terms, any of the above listed potential court-ordered requirements could adversely impact our operations and revenues.

Our failure to meet performance standards described in our service agreements could result in the termination of those agreements, the loss of other business and the imposition of penalties, any of which, in turn, could lead to decreased revenues and larger losses.

Many of our service agreements contain performance standards. Although we are unaware of any circumstances of material non-performance, Healthaxis could fail to meet some contractual performance standards related to turnaround times, availability, and quality standards set forth in its service agreements. Our failure to meet these standards could result in the eventual termination of these agreements, as well as financial penalties from current clients and decreased sales to potential clients. These penalties range from less than 1% to amounts that could be in excess of 50% of the aggregate amount payable under these agreements in certain circumstances. If we are unable to maintain performance standards, we could experience decreased sales, decreased revenues, and continued losses.

Our Jamaican operations could subject us to additional risks, including problems enforcing legal rights, expropriation, political or social instability, labor difficulties and tropical storms. If we encounter any of these problems in Jamaica, it is possible that our operations would be disrupted, that we would incur higher expenses and that we could fail to meet our contractual obligations owed to customers and other third parties.

We conduct imaging and data capture operations related to the conversion of insurance claims information to electronic form in Jamaica through an indirect subsidiary. For the year ended December 31, 2007, we earned approximately 7% of our total revenues from our Jamaican operations. There is less government regulation in Jamaica than in the United States, and there may be more difficulty in enforcing Jamaican legal rights. Additionally, there is the possibility, although remote, of expropriation or confiscatory taxation, limitations on the removal of property or other assets, political or social instability, labor difficulties, or diplomatic developments that could affect our Jamaican operations and assets. While these factors have not to date had a material adverse impact on our business, if an adverse event occurred, it could materially disrupt our business operations, jeopardizing our ability to meet our contractual obligations and lead to higher expenses.

The proximity of our Jamaican operation to the ocean-front could expose our facility to damage from a tropical storm or other natural catastrophe. While we maintain insurance coverage on the facility and have also established back-up and business continuity plans, we could experience downtime and could incur additional expenses related to relocation or repair of the facility, should this occur.

Currently, our Jamaican subsidiary is able to take advantage of the Jamaican labor market, which provides competent and inexpensive labor. As of December 31, 2007, our Jamaican subsidiary had approximately 77 employees. If the risks or problems posed by conducting operations in Jamaica require significant financial or managerial resources, or we are forced to relocate these operations on-shore or elsewhere off shore, our costs to reestablish these services could increase.

Our current and prospective customers may become reluctant to allow us to perform processing services in our Jamaican facility or through our India operations, thereby forcing us to relocate these services on-shore, which could increase our costs.

We conduct imaging and data capture operations related to the conversion of insurance claims information to electronic form in Jamaica through an indirect subsidiary and in India through Healthcare BPO Partners. There is a continuing political debate regarding the offshore outsourcing of jobs that could be performed in the United States. Certain of our customers or prospective customers could become reluctant to allow their processing to be performed in Jamaica or India. As a result, we could lose sales or be forced to relocate these operations on-shore, in which case our costs to provide these services could increase.

Acquisitions, which are part of our long-term business strategy, involve inherent risks that could compromise the success of our business and dilute the holdings of current shareholders.

As part of our long-term business strategy, we intend to consider and potentially pursue acquisitions of similar or complementary businesses to capitalize on the rapidly growing and fragmented health insurance claims services outsourcing market and to create a business process services company of breadth and scale. If we are not correct when we assess the value, strengths, weaknesses, liabilities and potential profitability of acquisition candidates, or if we are not successful in integrating the operations of the acquired businesses, the success of the combined business could be compromised. Any future acquisitions will be accompanied by the risks commonly associated with acquisitions. These risks include, among others, potential exposure to unknown liabilities of acquired companies and to acquisition costs and expenses; the difficulty and expense of integrating the operations and personnel of the acquired companies; the potential disruption to the business of the combined company and potential diversion of management's time and attention; the impairment of relationships with and the possible loss of key employees and clients as a result of potential changes in management; potential future write-downs related to goodwill impairment in connection with acquisitions; and dilution to the shareholders of the combined company if the acquisition is financed partially or wholly with Healthaxis stock. In addition, asset classes, technologies or businesses of acquired companies may not be effectively assimilated into our business or have a positive effect on the combined company's revenues or earnings. The combined company may also incur significant expense to complete acquisitions and to support the acquired asset classes and businesses. Further, any such acquisitions may be funded with cash, debt or equity, or we may seek financing for other purposes, any of which could have the effect of diluting the holdings or limiting the rights of shareholders. Depending upon the nature and structure of such acquisitions and financings, our shareholders may or may not be required to approve such acquisitions and financings. In some limited circumstances, our preferred shareholders would have the right to vote separately as a class on some mergers and consolidations that we may desire to pursue. Finally, we may not be successful in identifying attractive acquisition candidates or completing acquisitions on favorable terms.

In order to achieve and maintain compliance with federal securities regulations, such as the Sarbanes-Oxley Act of 2002 and the corporate governance rules of The Nasdaq Stock Market, we are required to expend financial and managerial resources that increase our expense.

As a public company, we are incurring significant additional legal, accounting and other expenses. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission and The NASDAQ Stock Market, required numerous changes in the practices of public companies. These new rules and regulations have resulted in increased legal and financial compliance costs and management efforts, and we expect those costs and efforts to continue to increase, particularly in connection with our compliance with Section 404 of the Sarbanes-Oxley Act of 2002. We cannot predict or estimate the additional costs we may incur, but these additional costs and demands on management time and attention may harm our business and results of operations.

If we fail to maintain an effective system of internal controls in the future, we may not be able to accurately report our financial results or prevent fraud. As a result, investors may lose confidence in our financial reporting.

The Sarbanes-Oxley Act of 2002 requires that we report annually on the effectiveness of our internal control over financial reporting. Among other things, we must perform systems and processes evaluation and testing. We must also conduct an assessment of our internal controls to allow management to report on our assessment of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. We are required to provide management's assessment of internal controls in conjunction with the filing of this report and we expect that we and other non-accelerated filers will be required to provide an auditor's attestation on our internal controls as of December 31, 2009, in the Form 10-K to be filed in the first quarter of 2010. In the future, our continued assessment, or the assessment by our independent registered public accounting firm, could reveal significant deficiencies or material weaknesses in our internal controls, which may need to be disclosed in future Annual Reports on Form 10-K. We believe, at the current time, that we are taking all appropriate steps to mitigate these risks. However, potential disclosures of this type could cause investors to lose confidence in our financial reporting and may negatively affect the price of our common stock. Moreover, effective internal controls are necessary to produce reliable financial reports and to prevent fraud. If we have deficiencies in our internal controls over financial reporting, it may negatively impact our business and operations.

We are exploring a range of strategic options that we may or may not pursue and that may disrupt our operations or otherwise yield unforeseen results.

In December 2007, we announced that we are in the process of exploring various strategic options designed to best enhance the value of the Company. Those options may include, but are not limited to, a sale or merger of the Company with a larger organization. There can be no assurance that any particular strategic option will be pursued or that any transaction will occur, or on what terms. If we continue to execute our operating plan instead of pursuing a strategic option, our stock price could decline. In addition, we may be unsuccessful in implementing an option that is chosen by our Board of Directors or we may implement an option that yields unexpected results. The process of continuing to review, and potentially executing, strategic options may be very costly and time-consuming and may distract our management and otherwise disrupt our operations, which could have an adverse effect of our business, financial condition and results of operations.

Internet and Health Insurance Industry Related Risks

The substantial time required for us to convert a business opportunity into revenue depresses our potential near term growth rate.

Like other companies in the health information technology industry and business process outsourcing industry, it takes us a substantial amount of time to bid for the business of a new client, win the business of a new client, and, finally, convert that business into revenue. These time lags mean that even if we are successful in winning new client business, we may not benefit from the revenues derived from that business for several months. This lag in revenue realization may dampen our near-term potential growth rates.

When we provide web-based solutions, we are exposed to potential Internet access problems, which could adversely affect some of our software hosting services and negatively impact our operating results.

Some of our solutions rely on Internet access and are, therefore, subject to a number of risks, including risks associated with disruptions, delays or losses due to technical difficulties, natural causes, viruses or security breaches. These problems could adversely affect the success of some of our software hosting services because our ability to deliver these services to clients is dependent on the use of the Internet as a medium of effective communication. If we were to encounter these problems, we could lose revenues from clients or potential clients and could also incur additional costs, which would negatively impact our operating results.

Changes in the regulation or taxation of the Internet could depress our revenues and increase our operating expenses.

The Internet is subject to the risk of changing government regulation. A number of legislative and regulatory proposals are under consideration by federal, state, local and foreign governments and agencies. In particular, we could be subject to the governmental adoption of regulations that charge Internet access fees or impose taxes on subscriptions. Laws or regulations may also be adopted relating to liability for information retrieved from or transmitted over the Internet, on line content regulation, user privacy and the quality of products and services. New legal requirements or interpretations applicable to the Internet could depress our revenues through limitations on the use of the Internet for our solutions or prohibitions on the sale of a particular solution, increase our cost of doing business, or otherwise have a material adverse effect on our business.

In order to maintain compliance with applicable insurance regulations, we may need to expend financial and managerial resources that could increase our expenses.

The insurance industry is highly regulated and the regulations that govern our clients are subject to change. Changes in these regulations could require us to expend additional financial and managerial resources to revise our products and services in order to comply.

If our software is not in compliance with HIPAA, then we could lose business; and if our internal operations are not HIPAA-compliant, then we could face possible liability claims.

We believe that we have met the HIPAA requirements currently in effect that are applicable to our internal operations and our clients. However, if we are unable to deliver applications solutions that achieve or maintain compliance with the applicable HIPAA rules in effect, or as they may be modified or implemented in the future, then clients could move business to other applications solutions providers whose systems are, or will be, HIPAA-compliant. As a result, our business could suffer. If our internal operations are not HIPAA-compliant, then we could also face contractual or potential other liability to the extent our business associate and other obligations require compliance. Certain states may also impose direct liability in the form of civil penalties for our failure to be HIPAA-compliant. In the event that we lose business to competitors, or are required to pay amounts as a result of contractual or other liability claims, the market price of our common stock could decline.

The insolvency of our customers, or the inability of our customers to pay for our services, would adversely affect our revenues and, hence, our results of operations.

Health insurance payer organizations are often required to maintain restricted cash reserves and satisfy strict balance sheet ratios promulgated by state regulatory agencies. Although this has not been a problem in the past, if insurance payer organizations are unable to pay for our services because of their need to maintain cash reserves or failure to maintain balance sheet ratios or solvency, our ability to collect fees for services rendered would be impaired, and our results of operations could be adversely affected.

The consolidation of health insurance payer organizations and benefits administrators could decrease the number or the size of our existing and potential customers, which could depress our revenue prospects.

There has been, and continues to be, acquisition and consolidation activity between insurance payer organizations and benefits administrators. Mergers or consolidations of payer organizations and / or benefits administrators in the future could decrease the number or the size of our existing and potential customers. A smaller market for our products and services could depress our revenue prospects.

Changes in government regulation of the healthcare industry could increase our expenses and otherwise adversely affect our clients' businesses, which could, in turn, adversely affect our business.

During the past several years, the healthcare industry has been subject to increasing levels of government regulation of, among other things, reimbursement rates and some capital expenditures. In addition, proposals to reform the healthcare system have been considered by Congress. These proposals, if enacted, may further increase government involvement in healthcare, lower reimbursement rates and otherwise adversely affect the healthcare industry or dramatically change the overall model for funding and administering health care costs, which could adversely impact our clients' business and which could, in turn, adversely affect our business. The impact of regulatory developments in the healthcare industry is followed closely by us and by our retained legal counsel. However regulatory changes are complex and difficult to predict, and our business could be adversely affected by existing or new healthcare regulatory requirements or interpretations.

In addition, laws governing healthcare payers and benefits administrators are often not uniform among states. This could require us to undertake the expense and difficulty of tailoring our products and services in order for our customers to be in compliance with applicable newly enacted state and local laws and regulations, which could increase our cost of doing business

Capital Structure and Trading Market Risks

The shares of common stock and warrants to purchase shares of common stock currently held by Tak Investments, Inc. ("Tak Investments") could enable Tak Investments to significantly influence or control the outcome of shareholder votes and otherwise pursue control transactions involving us.

As a result of a financing transaction closed in May 2005, Tak Investments currently owns 2,222,222 of our outstanding shares of common stock, representing 25% of the Company's outstanding voting shares of common stock as of March 20, 2008 and beneficially owns 5,555,556, or 46% of the Company's fully diluted shares of common stock. Further, if the warrants held by Tak Investments are fully exercised for the maximum number of shares of common stock provided thereunder, but no other common equivalents are exercised or converted into shares of common stock, Tak Investments would own 56% of the Company's outstanding shares of common stock. Based on Tak Investments'ownership block, it is able to exert substantial influence over, and could actually control, the outcome of common shareholder votes.

The Pennsylvania Business Corporation Law (or PBCL) contains provisions designed to protect the company and its shareholders from certain takeover transactions. Specifically, sections of the PBCL prohibit a person that acquires beneficial ownership of 20% or more of the voting power of a publicly held Pennsylvania corporation (such as Healthaxis), a so-called "interested shareholder," from engaging in a business combination transaction with such a corporation, except in certain circumstances. A purpose of the statute is to prevent coercive second step transactions at an inadequate price to the other shareholders of the corporation. However, because our board of directors approved the financing transaction that we entered into with Tak Investments, the PBCL business combination statute will not prohibit a business transaction between us and Tak Investments. No such transaction has been proposed to date, however Tak Investments could initiate a takeover transaction involving us, and we would not be able to use the PBCL business combination statute to prevent such a transaction. Further, we have agreed with our preferred shareholders that we will not, for a period of time, establish a shareholder rights plan, "poison pill" or similar anti-takeover arrangements. See Management's Discussion and Analysis of Financial Condition and Results of Operations – "Overview" for further information regarding both the Company's business relationship with Tak Investments and the preferred shareholders.

Tak Investments' contractual relationships with us subject our common shareholders to certain risks.

In addition to the risks to our common shareholders arising out of Tak Investments' substantial beneficial ownership of our common stock, as long as Tak Investments maintains the required level of stock ownership specified in the Investor Rights Agreement entered into by the Company and Tak Investments, Tak Investments will have the right to nominate between one and three members to the Company's Board of Directors, and will therefore be able to exert significant influence over the Company's business. In addition, Tak Investments holds a warrant to purchase 3,333,333 shares of our common stock, which may be exercised at any time prior to the second anniversary of the date of registration with the SEC of the resale of such shares and other shares beneficially owned by Tak Investments. We are also required to obtain the consent of Tak Investments prior to selling the Company or effecting certain other fundamental corporate activities until the second anniversary of the date of registration for resale of such shares and other shares beneficially owned by Tak Investments. To date, we have not yet completed the registration of the shares of common stock covered by the aforementioned warrant and some other shares beneficially owned by Tak Investments, so we do not yet know when the aforementioned warrant or consent rights will expire. Simultaneously with our closing of the financing transactions with Tak Investments in May 2005, we also entered into a five-year Remote Resourcing Agreement with Healthcare BPO Partners L.P., a company affiliated with Tak Investments and owned by Mr. Sharad Tak. Under the terms of this agreement, Healthcare BPO

Partners is providing India-based personnel and infrastructure that we use to provide business process outsourcing services and other software development and technical support services to support our operations. Although we directly manage these personnel resources in accordance with our policies and procedures, these India-based operations are subject to the risks of non-US operations, similar to those faced by our Jamaica operations.

The registration of the resale of the shares of a substantial amount of shares of our common stock by Tak Investments and by other shareholders entails some risks, including the fact that the sale of shares of our common stock in the public market, or the possibility of these sales, could depress or lower our stock price.

We currently have effective registration statements on file with the Securities and Exchange Commission providing for the registration of the resale of a substantial number of our shares of common stock. In addition, and as referenced above, we have not yet completed the registration for resale of all the shares of common stock that are beneficially owned by Tak Investments. The aggregate number of shares of our common stock that are currently, or in the future may be registered for resale is very significant and these shares are and will be fully eligible for resale in the public market. The sale of such shares in the public market, or the perception that such sales may occur, could depress or lower our stock price.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

Healthaxis' headquarters is located in a leased facility in Irving, Texas, a suburb of the Dallas metropolitan area. The Company owns no real property and conducts its business through the following leased facilities:

Address	Square Feet	Lease Expiration
7301 North State Highway 161, Suite 300, Irving, TX	20,000	June 2010
670 East Main St, Castle Dale, UT	2,920	December 2010
1-3 Pimento Way, Montego Freeport, Montego Bay, Jamaica	6,500	February 2010

The Company believes its existing facilities are suitable to conduct its present business and that its leased facilities are well maintained and in good operating condition and are adequate for its present and anticipated levels of operation.

Item 3. Legal Proceedings

We currently are not a party to any material legal proceedings and are not aware of any pending or threatened litigation that would have a material adverse effect on us or our business.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Price Range of Common Stock

Healthaxis' common stock is listed and trades on the NASDAQ Capital Market under the symbol HAXS. The following table shows the range of quarterly high and low sale prices for Healthaxis common stock over the last two years.

	2007		2006	
	High	**Low**	**High**	**Low**
First Quarter	$ 2.70	$ 1.18	$ 1.72	$ 1.02
Second Quarter	2.20	1.50	1.65	0.75
Third Quarter	2.05	1.21	1.46	0.67
Fourth Quarter	1.73	0.42	1.78	1.20

On March 20, 2008, the closing price of Healthaxis common stock was $0.70. There were 139 shareholders of record as of March 20, 2008, although Healthaxis believes that the number of beneficial owners of its common stock is substantially greater.

Dividends

Healthaxis did not pay a cash dividend on its common stock in 2007 or 2006 and does not anticipate paying cash dividends on its common stock for the foreseeable future. Any payment of cash dividends on its common stock in the future will be at the discretion of the board of directors and subject to some limitations under the Pennsylvania Business Corporation Law and the Certificate of Designation of our Preferred Stock, and will depend upon factors such as the Company's earning levels, capital requirements, financial condition and other factors deemed relevant by the board of directors. When and as declared by our Board of Directors, the holders of shares of our Preferred Stock have the right to receive a nominal dividend of $.0001 per share semi-annually, aggregating to less than $1,000 per year in total to all holders of Preferred Stock, and otherwise on a pro-rata basis to the extent that dividends are paid to holders of common stock. Healthaxis did not declare or pay a dividend on its Preferred Stock in 2007 or in 2006.

Item 6. Selected Financial Data.

Not applicable under smaller reporting company scaled disclosure requirements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward looking statements as a result of various factors, including those set forth under "Business-Risk Factors" elsewhere in this report or in the information incorporated by reference in this report. You should read the following discussion and analysis in conjunction with "Selected Consolidated Financial Data" included in this report, as well as our consolidated financial statements and related notes thereto appearing elsewhere in this report.

Overview

During the second half of 2007, we resumed progress toward our target of profitability. The first thing you will likely notice is that annual revenue declined $649,000. As we started the year, we expected that one of our historically significant customers would stop working with us because they were acquired by a larger organization with different goals. That customer indeed terminated use of our services in the second quarter of 2007, and the difference between revenue we earned from them in 2006 and 2007 was $773,000. Thus, excluding this one customer, we would have grown our revenue slightly this year. Our operating expenses reflected two major shifts. First, the amount of capitalized costs from customer implementations and software development declined by $688,000. Second, we continued taking action to reduce certain operating expenses by $1.4 million. The net operating expense reduction was $552,000, which is further explained in the detailed "Results of Operations" section below. Thus, after considering the revenue decline of $649,000 and the positive impact of cutting certain operating expenses by $1.4 million, the operating loss for 2007 was only slightly more than 2006.

Other important points include:

- In the fourth quarter of 2007, we reduced the operating loss as compared to the second and third quarters of 2007.

- We generated positive cash flow from operating activities of $365,000 in the fourth quarter of 2007.

- During 2007, we announced multiple new customer wins in our traditional lines of business and extended the term and/or scope of our relationship with several existing customers.

- The Company extended lines of credit for working capital and equipment purchases that have expanded our available liquidity and strengthened our financial condition to support continuing growth.

- In the fourth quarter, we signed a new customer focused on accounts payable outsourcing. We found that our strengths in processing healthcare claims are transferable to helping them with accounts payable processing and found a niche that has the potential of providing additional revenue and margin growth.

- We have announced that we are evaluating various strategic options which could include the sale or merger of the Company with a larger organization that would enable the Company to augment its own business operations or service and solution offerings.

In 2008 we will continue to focus upon our target of reaching consistent profitability and generating positive cash flow while continuing to pursue opportunities to grow revenue and expand into complementary markets or niches.

Revenue Model. The Company's revenues consist primarily of application service provider (ASP) fees, transaction fees, BPO services fees, and professional service fees. Our ASP services revenue is substantially dependent on our customers' usage of our proprietary software systems and our agreements with customers contain a license for the use of the relevant software, but the customer does not have the contractual right to take possession of the software. The customer's access to the Company's hosted software is through dedicated data lines or the Internet. With some exceptions, the Company has not historically licensed its benefits administration and claims processing software for installation on customers' systems. No new such licenses were granted since 2003 and the only revenue since that time from such licenses were ongoing fees from past licenses that are payable based on customer usage. These revenue sources are described below.

A significant portion of the Company's revenue is based on providing ASP services to our health insurance company, third-party administrator and self-insured plan customers. The ASP service includes a license to use our benefits administration and claims processing software, including hosting, maintenance and support, which is typically charged on a per-employee-per-month (PEPM), or per-member-per-month (PMPM) basis. In addition, the Company complements these hosted software-use rights with such BPO services as imaging, data capture and retrieval, EDI and print and mail services, as well as PPO routing and repricing services, and claims editing services. These services are typically charged on a transaction fee basis, such as per claim, per image and per document. Due to the long-term nature of the ASP arrangement and because all revenue elements included in the collective services are typically not sold separately, the ASP and BPO service revenues are recognized ratably over the term of the agreement and/or as transaction services are provided.

In preparation for providing services under these multi-year ASP contracts, the Company usually performs certain start-up activities directly related to customizing and configuring the licensed software and loading insurance plan data. The Company defers costs and revenues relating to these start-up activities and recognizes such costs and revenues ratably over the period of time expected to benefit from the start-up activities, generally the term of the ASP contract.

Periodically,.while an ASP contract is in place, the Company also performs professional services for customers and recognizes the related revenue on a time and materials basis as services are performed. Such professional services are not sold in conjunction with a software license included in the original ASP contract or other revenue elements and, therefore, are accounted for separately from the ASP contact.

Due to the ASP nature of our business model, more than 85% of our revenue is recurring from one month to the next. License fees recur each month and increase or decrease based on the number of employees served by our customers. Transaction fees and BPO services tend to follow a monthly pattern and the number of claims and number of business days in the month are the key variables to determining each month's revenue. Professional services revenues also tend to follow a predictable pattern of recurring support needed each month, but we often get requests to provide additional support or add-on functionality for which we charge separately.

Since we have the base functionality in place with our existing fixed cost structure (our operations staff), we benefit from being able to leverage our cost structure. Following implementation, the incremental lives or customers have a nominal incremental cost as related to license fees (thus a higher margin) while transaction fees and BPO services tend to maintain a consistent services-business type of margin. Adding a significant number of claims paying lives to our system would dramatically improve the gross profit of the Company as was seen in 2006.

Results of Operations

Year ended December 31, 2007 compared to year ended December 31, 2006

(Table in thousands)

	Year Ended Dec. 31,		
	2007	2006	Change
Revenues	$ 16,025	$ 16,674	$ (649)
Cost of revenues	13,497	13,826	329
Gross profit	$ 2,528	$ 2,848	$ (320)
% of revenue	16%	17%	

Revenues were approximately $649,000 (4%) lower for the year ended December 31, 2007 compared to the same period in 2006. ASP license fees increased approximately $130,000 due to an increase in the number of customer lives covered on our systems. BPO services revenue decreased approximately $775,000 and transaction fee revenue decreased approximately $172,000, of which $773,000 was due to the loss of a customer acquired by a larger organization as anticipated and previously described. The remainder of the decline in BPO services revenues and transaction fees resulted from a decrease in lives from some existing customers which resulted in fewer claims and transactions processed, and a continuing shift in the healthcare industry from paper claims to a higher volume of electronic claims. Professional services revenue increased $209,000, due largely to ongoing support for the recently implemented customers. From a quarterly perspective in 2007, revenue increased $105,000 from the third quarter to the fourth quarter. The net decline in revenue in 2007 from the first quarter to the second quarter and also from the second quarter to the third quarter was less than the decline resulting from the aforementioned customer loss. In other words, excluding the loss of the single customer, revenue would have increased each subsequent quarter in 2007. This one customer accounted for revenue of $419,000 in the first half of 2007.

Cost of revenues includes all expenses directly associated with the production of revenue, and consists primarily of salaries and related benefits, rent, amortization and depreciation, system expenses such as maintenance and repair, as well as other related consumables, and are partially reduced by the capitalization of certain costs incurred (primarily employee compensation) for new customer implementations and software development projects. Gross profit as a percent of revenue decreased from 17% in 2006 to 16% in 2007. Cost of revenues declined $329,000 in the year ended December 31, 2007 compared to 2006 because cost reductions totaling more than $1.0 million were only partially offset by the impact of a $688,000 decrease in costs capitalized for implementations and development. Since capitalized costs are a reduction to expense, a decrease in capitalized costs has the effect of increasing cost of revenues. Capitalized costs declined in 2007 primarily because we spent less time on customer implementations during the year. We applied a significant amount of our resources during 2006 toward the implementation of a large TPA (and a significant customer) that was completed early in 2007. Other implementations that we undertook in 2007 did not match the magnitude of the implementation associated with that significant customer. The cost reductions achieved in 2007 included a) $536,000 reduction in variable labor due to lower BPO service volumes and increased BPO services efficiency, b) $249,000 reduction in fixed costs such as data lines as we continue to carefully monitor and control our cost structure, c) $136,000 in lower salaries resulting from ongoing changes to the organization, and d) $120,000 reduction in other variable costs such as travel and supplies, also due to stringent cost control. These cost reductions were partially offset by non-cash equity compensation expense recorded in cost of revenues of $65,000 in 2007. There was no such equity compensation expense in cost of revenues for 2006.

	(Table in thousands) Year Ended Dec. 31, 2007	2006	Change
Sales and marketing expense	$ 894	$ 1,252	$ (358)
General and administrative expense	2,494	2,359	135
Interest and other income, net	112	115	(3)
Interest expense	(245)	(202)	(43)
Income tax (provision) benefit	(12)	324	(336)

Sales and marketing expenses consist primarily of employee salaries and related benefits, as well as promotional costs such as direct mailing campaigns, trade shows, media advertising, travel, and website development costs. These expenses decreased $358,000 in the year ended December 31, 2007 compared to 2006. This decrease reflects the impact of higher severance paid in 2006 following the reduction in the sales team during 2006 plus the full year impact of a lower salary structure in 2007. Total non-cash equity compensation expense recorded in sales and marketing expense was $18,000 in 2007. There was no such expense in 2006.

General and administrative expenses include executive management, accounting, legal and human resources compensation and related benefits, as well as expenditures for applicable overhead costs. These expenses increased $135,000 in the year ended December 31, 2007 compared to 2006. The increase resulted primarily from increasing the allowance for doubtful accounts by $102,000 as compared to no such increase in the prior year, non-cash equity compensation expense from the vesting of restricted stock to employees of $90,000 in 2007 as compared to no such expense in the prior year and consulting fees of $78,000 to assist with management's assessment of internal controls as required by the Sarbanes-Oxley Act of 2002. These increases were partially offset by the impact of a payment of approximately $81,000 in the fourth quarter of 2006 to settle litigation related to employment claims from operations discontinued in 2002, combined with reductions in insurance premiums and reduced spending on other professional services such as attorneys and auditors. Total non-cash equity compensation expense recorded in general and administrative expense, including the amount for employees discussed above plus the amount for members of the Board of Directors, was $218,000 and $90,000 in 2007 and 2006, respectively.

Interest and other income, net decreased $3,000 in the year ended December 31, 2007 compared to 2006, due primarily to lower cash balances but somewhat offset by higher interest rates.

Interest expense increased $43,000 in the year ended December 31, 2007 compared to the same period of 2006 due to a full year of interest charges on the Company's lines of credit which carried a higher rate of interest, partially offset by reduced principal under the note payable to UICI/HealthMarkets.

Provision for income taxes was $12,000 for the year ended December 31, 2007 compared to a benefit of $324,000 in the same period of 2006. Effective January 1, 2007, the Company is accruing an estimate of the tax due under the new margin tax enacted by the State of Texas. The benefit last year was due to the reversal of a contingent tax liability following the expiration of the statute of limitations.

Year ended December 31, 2006 compared to year ended December 31, 2005

	(Table in thousands) Year Ended Dec. 31, 2006	2005	Change
Revenues	$ 16,674	$ 15,705	$ 969
Cost of revenues	13,826	14,489	(663)
Gross profit	$ 2,848	$ 1,216	$ 1,632
% of revenue	17%	8%	

Revenues were approximately $969,000 (6%) higher for the year ended December 31, 2006 compared to the same period in 2005. ASP license fees increased approximately 5% and transaction fee revenues increased approximately 8% due to a net increase in employee lives and resulting transactions, primarily from new customer implementations. These increases were partially offset by a decline in the number of employee lives from existing customers that lost some of their customers. BPO service revenue was approximately 15% higher in 2006 as volume from new customers and groups offset a) a decrease in transactions from existing customers and b) the continuing trend towards a higher volume of electronic claims. Professional Services revenue decreased 12% because significant work performed during 2006 was focused on a significant customer implementation, and thus the related revenue was deferred to future periods in accordance with generally accepted accounting principles. Deferred revenues increased $986,000 during 2006. In the prior year, we worked on several projects that were billable and could be recognized as revenue as services were performed.

Cost of revenues declined $663,000 in the year ended December 31, 2006 compared to 2005 as the result of a) increased capitalization of startup costs in 2006 related to the significant customer implementation in process, b) lower amortization of capitalized software development costs in 2006 as projects became fully amortized, and c) lower facilities costs in 2006 resulting from the June 2005 headquarters office move. These factors were partially offset by a) higher transaction processing costs from vendor partners related to the increase in transaction fee revenue and b) increased personnel costs related to the significant implementation. Cost of revenues was 83% of revenues in the 2006 period compared to 92% in the 2005 period.

	(Table in thousands) Year Ended Dec. 31, 2006	**2005**	**Change**
Sales and marketing expense	$ 1,252	$ 1,139	$ 113
General and administrative expense	2,359	2,566	(207)
Reversal of contingent tax liability	-	(979)	979
Lease abandonment charge	-	537	(537)
Amortization of intangibles	-	84	(84)
Interest and other income, net	115	116	(1)
Interest expense	(202)	(236)	34
Income tax benefit	324	-	324

Sales and marketing expenses increased $113,000 in the year ended December 31, 2006 compared to 2005. The increase is primarily due to personnel and severance expenses resulting from restructuring the sales team during 2006.

General and administrative expenses decreased $207,000 in the year ended December 31, 2006 compared to 2005. The decrease was a result of lower facility costs related to the June 2005 office move combined with lower professional fees and insurance premiums. These improvements were partially offset by a non-cash equity compensation charge of $90,000 resulting from the vesting of restricted stock granted principally to members of the board of directors and a payment of approximately $81,000 in the fourth quarter of 2006 to settle litigation related to employment claims from operations discontinued in 2002.

Reversal of contingent tax liability of $979,000 was recorded as a credit to the Statement of Operations in the second quarter of 2005 as a result of the expiration of the applicable statute of limitations period for an operations-based tax as opposed to an income tax. There was no such operations-based tax credit in 2006.

Lease abandonment charge consists of expenses related to the Company's former headquarters space, which was vacated in June 2005 in favor of a new office lease. The charge includes relocation costs incurred and the write-off of certain assets abandoned in the move, plus amounts paid for rent and certain rent related obligations of the former headquarters following the cease-use date. There was no such charge in 2006.

Amortization of intangibles includes the amortization of developed software and customer base acquired in the January 2001 Healthaxis merger. These expenses were reduced $84,000 in the year ended December 31, 2006 compared to 2005, as the intangibles were fully amortized in January 2005.

Interest and other income, net decreased $1,000 in the year ended December 31, 2006 compared to 2005, due primarily to lower cash balances but somewhat offset by higher interest rates.

Interest expense decreased $34,000 in the year ended December 31, 2006 compared to the same period of 2005 due to reduced principal under the note payable to UICI/HealthMarkets, partially offset by new interest charges on the Company's lines of credit.

Income tax benefit in the third quarter of 2006 was the result of the reversal of a contingent income tax liability upon the expiration of the statute of limitations. There was no income tax benefit or expense in 2005.

Liquidity and Capital Resources

Overview of Cash Resources

At December 31, 2007, our cash and cash equivalents were $2.6 million compared to $3.4 million at December 31, 2006. The sources and uses of cash during 2007 are described more fully in "Analysis of Cash Flows" below. The Company's focus is on becoming consistently profitable and generating positive cash flow. We believe that the Company will maintain sufficient liquidity to fund operations for at least the next 12 months. However, in the event that we are unable to maintain or increase our revenues, or effectively reduce our expenses to a level commensurate with our revenues, or raise additional capital, then our business would likely be adversely affected.

The Company is encumbered with certain costs of being a public company, which cause its overhead structure to be higher than that normally associated with a company its size. The Company's general and administrative expenses have been approximately 15% of revenue and of this amount, more than $900,000 is solely attributable to being a public company. Management believes the costs of remaining a public company will continue to be a significant burden on operating results and will increase further in 2009 when auditor fees are expected to rise further due to the need for them to provide their opinion on internal control as required under the Sarbanes-Oxley Act of 2002.

As previously discussed, the Company had a note payable to UICI of approximately $93,000 as of December 31, 2007. Effective July 31, 2006, the Company extended the note payable to HealthMarkets (formerly known as UICI). Under the prior promissory note, the balance of approximately $1.5 million would have been due at its maturity date of September 30, 2006. Under the renewal promissory note, Healthaxis paid HealthMarkets $500,000 in August 2006 and continued to make monthly payments equal to the greater of $65,000 or one-half of the monthly invoice amount for services rendered to an affiliate of HealthMarkets. A final installment in the amount of all outstanding principal plus accrued interest was paid in January 2008.

On April 16, 2007, the Company amended its Loan and Security Agreement (the "LSA") with Silicon Valley Bank ("SVB"), which provides for a revolving working capital line and equipment advances. Under the LSA, the Company may borrow (a) up to the lesser of (i) $3 million or (ii) 80% of eligible accounts receivable subject to certain adjustments under the working capital line and (b) up to $1 million for equipment purchases completed by September 30, 2007. Based on the calculation of the borrowing base as of December 31, 2007, we would have been eligible to draw up to approximately $2.1 million under the working capital line of credit, of which we had drawn and outstanding $800,000 on that date. The Company borrowed $500,000 under the working capital line in August 2006 for the required HealthMarkets note payment, drew an additional $300,000 for general working capital needs in December 2007, and drew $774,000 on the equipment line related to equipment purchases made during 2006 and 2007. The Company began making payments on the equipment line of credit in October 2007 in accordance with the payment terms, had a balance outstanding of $705,000 at December 31, 2007 and expects to make principal payments of $313,000, $313,000 and $79,000 in 2008, 2009 and 2010, respectively.

Advances under the LSA bear interest at SVB's prime rate plus 1.0% for revolving advances or 1.5% for equipment advances. The revolving line also has an unused line facility fee equal to 0.375% per annum of the average unused portion of the revolving line. The LSA contains customary affirmative and negative covenants, and requires that the Company maintain specified Adjusted Quick Ratio (ratio of certain current assets to certain liabilities as defined in the LSA), EBITDA, and debt service coverage requirements. The advances under the LSA are secured by a first priority lien on substantially all the assets of the Company, including intellectual property. The revolving working capital line matures April 16, 2009 and the equipment line matures March 1, 2010. The Company is in compliance with its covenants at December 31, 2007.

With regard to maintaining cash flow from current customers, we are dependent on a small number of clients to generate a significant amount of annual and quarterly revenues. We believe that the relationships with our customers are generally positive. For the year ended December 31, 2007, our three largest customers accounted for 64% of revenues. New sales to other customers and anticipated growth from recently implemented customers are expected to partially offset the concentration of our business with our top customers. We believe that Healthaxis offers competitive, and competitively priced, products and services to its target markets. However, there can be no assurances that we will be successful in achieving our revenue growth goals.

Analysis of Cash Flows

Cash used in operating activities for the year ended December 31, 2007 was approximately $79,000, as compared to $31,000 and $2.4 million for 2006 and 2005, respectively. The insignificant increase in cash used in 2007 as compared to 2006 resulted as changes in working capital, mainly accounts receivable and deferred revenues, which mainly offset each other. Likewise, the increase in net loss was almost completely offset by the reversal of the contingent tax liability in 2006. The decrease in cash used in 2006 compared to 2005 resulted primarily from the reduction in the net loss of $1.7 million and an increase in deferred revenues of $1.0 million, partially offset by an increase in accounts and notes receivable of $1.4 million.

Cash used in investing activities for the year ended December 31, 2007 was $813,000, as compared to $1.8 million and $1.0 million for 2006 and 2005, respectively. The Company's investing activities continue to be primarily in the areas of developing software enhancements, contract start-up activities and the acquisition of property, equipment and software. Capitalized software development and contract startup costs decreased in 2007 as compared to 2006, as significantly more time was spent in 2006 related to a significant customer implementation and the related costs were required to be capitalized. Purchases of property, equipment, and software were higher in 2006 due to the addition of equipment to increase the efficiency of mailroom operations. The increase in cash used in 2006 compared to 2005 resulted primarily from the increase in capitalized startup costs related to that significant new customer implementation.

Cash provided by financing activities for the year ended December 31, 2007 was $151,000, as compared to $467,000 for 2006 and $4.3 million in 2005. Financing activities in 2007 included note payments to HealthMarkets and payments on the Company's equipment line of credit, more than offset by proceeds of $300,000 from the working capital line of credit and proceeds of $259,000 from the equipment lease line of credit. The cash provided by financing activities in 2006 resulted from the $500,000 payment to HealthMarkets in conjunction with the execution of the renewal promissory note, proceeds of $500,000 from the working capital line of credit, and proceeds of $516,000 from the equipment lease line of credit. During the months we performed services for HealthMarkets, monthly credits to HealthMarkets under the renewal promissory note were netted against accounts receivable and therefore are reflected as a non-cash financing activity in the Consolidated Statements of Cash Flows.

Lease and other commitments

Healthaxis has certain capital and operating lease commitments over the next five years. These leases are primarily for office space and data processing equipment. In April 2005, the Company entered into a lease for approximately 20,000 square feet of office space located at 7301 North State Highway 161, Irving, Texas. The new lease was entered into to provide space for the relocation of the Company's corporate headquarters from the former location at 5215 North O'Connor Blvd, Irving, Texas, where the Company occupied approximately 31,300 square feet. Lease payments on the new lease started on January 1, 2006, which coincided with the termination of the North O'Connor Blvd. lease on December 31, 2005. The new lease also provides terms under which ownership of certain furniture and equipment were conveyed to the Company in April 2007. As previously discussed, the Company accrued a lease abandonment charge of $537,000 in 2005, based upon the future lease payment obligation as of the cease-use date plus other relocation expenses. Based upon the reduced square footage and the lower rental rate per square foot of the new facility, the Company has realized a cash savings of over $700,000 per year, including lease expenses, utilities, parking, and property taxes, commencing in July 2005.

Critical Accounting Policies

General

Our discussion and analysis of Healthaxis' financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those which are most important to the financial statement presentation and that require the most difficult, subjective complex judgments. We believe the following critical accounting policies include the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

See "Overview - Revenue Model" above.

Capitalized Software

Healthaxis incurs development costs that relate primarily to the development of new products and major enhancements to existing services and products. All development costs related to software development projects incurred prior to the time of completing analysis, design and a detailed project plan are expensed. Costs incurred after completion of the project plan are capitalized until the software is released into production and made available to customers on our system. Once released into production, the capitalized costs are then amortized over the estimated useful life of the asset.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. The Company accounts for its goodwill in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", which requires the Company to test goodwill for impairment annually or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, rather than amortize.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment when events and circumstances indicate that the carrying amount of the asset may not be recoverable. The Company's policy is to record an impairment loss when it is determined that the carrying value of the asset exceeds the sum of the expected undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Impairment losses are measured as the amount by which the carrying amount of the asset exceeds its fair value. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that the deferred tax assets will not be realized. As a result of the capital transactions of both Healthaxis and its subsidiaries, the utilization of NOL carryforwards is limited. Additionally, the utilization of these NOL's, if available, to reduce future income taxes is dependent on the generation of sufficient taxable income prior to their expiration. As it is considered more likely than not that the deferred tax assets will not be realized, the Company has established a valuation allowance for all net deferred tax assets.

On January 1, 2007, the Company adopted the provisions for FIN 48, which is an interpretation of SFAS No. 109. FIN 48 prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements and provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition issues. FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon ultimate settlement with a taxing authority, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. Prior to January 1, 2007 and the implementation of FIN 48, the Company recorded tax contingencies when the exposure item became probable and reasonably estimable, in accordance with SFAS No. 5, *Accounting for Contingencies*. The adoption of FIN 48 has not had a material effect on our financial position or results of operations for 2007 and we do not expect our unrecognized tax benefits to change significantly over the next twelve months.

Additionally, FIN 48 requires the Company to accrue interest and related penalties, if applicable, on all tax positions for which reserves have been established consistent with jurisdictional tax laws. Our policy to include interest and penalties related to unrecognized tax benefits within the provision for income taxes did not change as a result of adopting FIN 48. The interest and penalties as of December 31, 2007 and for the years ended December 31, 2007, 2006 and 2005 were zero. The Company files tax returns in each jurisdiction in which it is registered to do business. For each jurisdiction a statute of limitations period exists. After a statute of limitations period expires, the respective tax authorities may no longer assess additional income tax for the expired period. Similarly, the Company is no longer eligible to file claims for refund for any tax that it may have overpaid. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax for the years before 2003.

Post Retirement Benefits

We have an obligation to provide certain post retirement benefits to a group of retirees formerly employed by a predecessor of the Company. The benefits are lifetime health and life insurance coverage. Because this obligation exists until the death of the participants, actuarial calculations, which include the use of estimates, are used to determine the carrying value of the liability. These estimates include the life expectancy of the participants, a discount rate to calculate the present value of the expected future costs, and growth rates to project anticipated future increases in the cost of the benefits provided. The amount necessary to satisfy this obligation may, therefore, be different than the amount accrued. The most sensitive variable in the calculation is the life expectancy of the participants. The Company uses current mortality tables to project life expectancy. As mortality rates do not change rapidly, the Company does not expect to have material changes to the calculation and therefore to the estimated liability.

Contingent Liabilities

Healthaxis' policy is to record contingent liabilities that are both measurable and probable. In assessing whether or not to record a contingent liability, both of these criteria may be subjective. The final amount paid, if any, could be different than the amount we have accrued.

Recent Accounting Pronouncements

See Note 1 to the Consolidated Financial Statements herein for a discussion of the impact on the Company's financial statements of new accounting standards.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Not applicable under smaller company scaled disclosure requirements

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Healthaxis Inc. and Subsidiaries

We have audited the consolidated balance sheets of Healthaxis Inc. and Subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Healthaxis Inc. and Subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management's assertion about the effectiveness of Healthaxis Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2007 included in the accompanying Management Report on Internal Control Over Financial Reporting and, accordingly, we do not express an opinion thereon.

/s/ McGladrey & Pullen, LLP

Dallas, Texas
March 27, 2008

Healthaxis Inc. and Subsidiaries
Consolidated Balance Sheets

(Dollars in thousands except share data)

	December 31, 2007	December 31, 2006
Assets		
Current assets:		
Cash and cash equivalents	$ 2,621	$ 3,362
Accounts and notes receivable, net of allowance for doubtful accounts of $109 and $7, respectively	2,630	2,943
Prepaid expenses	510	544
Total current assets	5,761	6,849
Property, equipment and software, less accumulated depreciation and amortization of $7,213 and $6,554, respectively	1,361	1,550
Contract start-up costs, less accumulated amortization of $2,599 and $2,026, respectively	1,214	1,340
Goodwill	11,276	11,276
Other assets	80	303
Total assets	$ 19,692	$ 21,318
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 1,215	$ 1,498
Accounts payable to related parties	84	89
Accrued liabilities	640	509
Deferred revenues	1,309	1,612
Note payable, current portion	93	750
Working capital and equipment lines of credit, current portion	313	655
Current portion, post retirement and employment liabilities	121	124
Current portion, capital lease obligations	-	57
Total current liabilities	3,775	5,294
Note payable	-	93
Post retirement and employment liabilities	704	768
Working capital and equipment lines of credit	1,192	361
Deferred rent	267	306
Other liabilities	202	174
Total liabilities	6,140	6,996
Commitments and contingencies		
Stockholders' Equity:		
Preferred stock, par value $1.00: authorized 100,000,000 shares: Series A Convertible, Issued and outstanding 740,401 (no liquidation preference)	740	740
Common stock, par value $.10: authorized 1,900,000,000 shares, Issued and outstanding 8,319,805 and 8,172,112 shares, respectively	832	817
Notes receivable from employees	(5)	(23)
Additional paid-in capital	450,618	450,416
Accumulated deficit	(438,633)	(437,628)
Total stockholders' equity	13,552	14,322
Total liabilities and stockholders' equity	$ 19,692	$ 21,318

See notes to consolidated financial statements.

Healthaxis Inc. and Subsidiaries
Consolidated Statements of Operations

(Dollars in thousands except share data)

	Years Ended December 31, 2007	2006	2005
Revenue	$ 16,025	$ 16,674	$ 15,705
Expenses:			
Costs of revenues	12,644	12,762	14,113
Costs of revenues to related parties	853	1,064	376
Sales and marketing	894	1,252	1,139
General and administrative	2,494	2,359	2,566
Reversal of contingent tax liability	-	-	(979)
Lease abandonment charge	-	-	537
Amortization of intangibles	-	-	84
Total expenses	16,885	17,437	17,836
Operating loss	(860)	(763)	(2,131)
Interest income and other income (expense)	112	115	116
Interest expense	(245)	(202)	(236)
Loss before income taxes	(993)	(850)	(2,251)
Income tax (provision) benefit	(12)	324	-
Net loss	$ (1,005)	$ (526)	$ (2,251)
Net loss per share of common stock (basic and diluted)	$ (0.12)	$ (0.07)	$ (0.44)
Weighted average common shares and equivalents used in computing loss per share - basic and diluted	8,253,765	7,030,153	5,174,159

See notes to consolidated financial statements

Healthaxis Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity
(Dollars and shares in thousands)

	Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Employee Notes	
	Shares	Amount	Shares	Amount	Capital	Deficit	Receivable	Total
Balance, December 31, 2004	3,100	$ 3,100	3,518	$ 352	$ 444,221	(434,851)	$ (23)	$ 12,799
Net loss						(2,251)		(2,251)
Sale of Common Stock			2,222	222	4,034			4,256
Conversion of Preferred Stock to Common	(348)	(348)	349	35	313			-
Stock option compensation	-	-	-	-	3	-	-	3
Balance, December 31, 2005	2,752	2,752	6,089	609	448,571	(437,102)	(23)	14,807
Net loss						(526)		(526)
Issuance of Restricted Stock			72	7	83			90
Payments to register Common Stock					(49)			(49)
Conversion of Preferred Stock to Common	(2,012)	(2,012)	2,011	201	1,811	-	-	-
Balance, December 31, 2006	740	740	8,172	817	450,416	(437,628)	(23)	14,322
Net loss						(1,005)		(1,005)
Issuance of Restricted Stock			154	16	211			227
Forfeiture of shares	-	-	(6)	(1)	(9)	-	18	8
Balance, December 31, 2007	740	$ 740	8,320	$ 832	$ 450,618	$ (438,633)	$ (5)	$ 13,552

See notes to consolidated financial statements

Healthaxis Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(Dollars in thousands)

	Years Ended December 31,		
Cash flows from operating activities	2007	2006	2005
Net loss	$ (1,005)	$ (526)	$ (2,251)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	1,128	1,095	1,478
Reversal of contingent tax accrual	-	(324)	(979)
Equity compensation	301	90	3
Allowance for doubtful accounts	102	-	(41)
Other	-	(5)	6
Changes in operating assets and liabilities:			
Accounts and notes receivable	(193)	(1,372)	(497)
Prepaid expenses	34	84	7
Other assets	211	(223)	(24)
Accounts payable and accrued liabilities	(258)	296	194
Deferred revenues	(303)	986	(297)
Other liabilities	(96)	(132)	(42)
Net cash used in operating activities	(79)	(31)	(2,443)
Cash flows from investing activities			
Software and contract start-up costs capitalized	(446)	(1,234)	(278)
Proceeds from the sale of property and equipment	-	7	9
Purchases of property, equipment and software and internally developed capitalized software	(367)	(576)	(745)
Net cash used in investing activities	(813)	(1,803)	(1,014)
Cash flows from financing activities			
Proceeds from lines of credit	559	1,016	-
Payments on note payable and lines of credit	(408)	(500)	-
Payments to register common shares	-	(49)	-
Proceeds from the issuance of common stock	-	-	4,256
Net cash provided by financing activities	151	467	4,256
Increase (decrease) in cash and cash equivalents	(741)	(1,367)	799
Cash and cash equivalents, beginning of year	3,362	4,729	3,930
Cash and cash equivalents, end of year	$ 2,621	$ 3,362	$ 4,729
Supplemental disclosure of cash flow information:			
Interest paid	$ 165	$ 59	$ 29
Non-cash financing activities:			
Exchange of convertible preferred stock for common stock	$ -	$ 2,011	$ 349
Accounts receivable applied to note and interest payable in lieu of cash	$ 412	$ 780	$ 793

See notes to consolidated financial statements

Note 1 – Organization and Summary of Significant Accounting Policies

Healthaxis Inc. ("Healthaxis") is a Pennsylvania corporation organized in 1982. Healthaxis is a technology-enhanced provider of fully integrated solutions and services for health benefit administrators and health insurance claim processors. These solutions, which are comprised of software products and related business process services, are designed to assist health insurance payers, third party administrators ("TPA"), preferred provider organizations ("PPO"), and self-administered employer groups provide enhanced claims related services to members, employees, employers and providers at lower cost. These services are provided through the application of Healthaxis' flexible technology on an Application Service Provider ("ASP") basis. These technology solutions are complemented by Healthaxis' web-based capabilities and Business Process Outsourcing ("BPO") services, which are offered to the Company's ASP clients and on a stand-alone basis. BPO solutions include the automated capture, imaging, storage and retrieval of electronic claims, attachments, and related correspondence, in addition to rules-based claims pre-adjudication and editing and automated PPO routing (via electronic data interchange or "EDI") and repricing.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities and disclosure of contingencies. Actual results could differ from those estimates.

Cash equivalents

Cash equivalents consist of highly liquid investments with maturities of three months or less from date of purchase. The Company maintains its cash accounts at several commercial banks. Cash accounts at each bank often exceed amounts that are insured by the Federal Deposit Insurance Corporation.

Accounts and Notes Receivable

Accounts and notes receivable consist primarily of customer billings and unbilled receivables pending billings in accordance with contract terms. An allowance for doubtful accounts is maintained based upon the Company's history and a periodic review of the accounts. The allowance increased by $102,000 during 2007, there was no significant change to the allowance in 2006, and better than expected collection experience resulted in a reversal of $41,000 of bad debt expense for the year ended December 31, 2005. As individual accounts are deemed to be uncollectable, they are deducted from the allowance for doubtful accounts. No significant amounts were deducted from the allowance for the years ended December 31, 2005, 2006 and 2007.

Property, equipment and software

Property, equipment and software are recorded at cost. Expenditures for improvements that increase the estimated useful lives of the assets are capitalized. Healthaxis incurs development costs that relate primarily to the development of new products and major enhancements to existing services and products. All development costs related to internal use software development projects incurred prior to the time of completing analysis, design and a detailed project plan are expensed. Costs incurred after completion of the project plan are capitalized until the software is released into production and made available to customers on our system. Expenditures for repairs and maintenance are charged to operations as incurred. Depreciation and amortization, including amortization of capital leases, are provided using the straight-line method over the estimated useful lives of the assets ranging from 1 to 7 years or the lessor of estimated useful life or the term of the lease in the case of leasehold improvements.

Contract Start-up costs

Healthaxis capitalizes costs, including direct labor and fringe benefits, directly attributable to start-up activities for ASP arrangement based long-term contracts. Such costs are amortized ratably over the period of time expected to benefit from the start-up activities, which generally approximates the life of the respective contract. All other start-up costs are expensed as incurred. Contract start-up costs capitalized during the years ended December 31, 2007, 2006, and 2005 totaled $446,000, $1.2 million, and $278,000, respectively. Healthaxis recorded amortization expense relating to contract start-up costs of $453,000, $345,000, and $482,000, during the years ended December 31, 2007, 2006, and 2005, respectively.

Customer Base Intangible

Healthaxis' customer base intangible was recorded as a result of a business combination transaction and was amortized over a period of four years. Healthaxis recorded amortization expense relating to the customer base costs totaling $84,000 during the year ended December 31, 2005. The balance was fully amortized as of December 31, 2005.

Goodwill

Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets", requires that goodwill and intangible assets deemed to have an indefinite useful life be reviewed for impairment, annually and upon the occurrence of any event that indicates potential impairment. The Company performs its annual impairment review during the fourth quarter of each year based upon an October 1 date. The Company does not have any intangible assets with an indefinite life.

Impairment of long-lived assets

The Company reviews its long-lived assets and certain intangible assets for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is generally measured by a comparison of the carrying amount of an asset to undiscounted pre-tax future net cash flows expected to be generated by that asset. An impairment loss is recognized for the amount by which the carrying amount of the assets exceeds the fair value of the assets estimated using discounted cash flows.

Segments

The business of the Company consists of services related to the processing of benefits claims for U.S. customers, which falls within a single industry and geographic segment. The Company produces consolidated information on operations (excluding sales, general and administrative expenses), which is regularly reviewed by the executive management committee of the Company in assessing performance and as an aid in making decisions about how resources are to be allocated.

Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board (FASB) issued a revision of Statement of Financial Accounting Standards No. 123 (SFAS 123R), "Accounting for Stock-Based Compensation" which requires companies to use SFAS 123R instead of Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) which allowed companies to measure and record the cost of employee services received in exchange for an award of equity instruments based on intrinsic value. SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments (typically stock options) based on grant-date fair value of the award. The fair value is estimated using option-pricing models. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. Prior to the adoption of SFAS 123R, this accounting treatment was optional with pro forma disclosures required.

We adopted SFAS 123R effective January 1, 2006 using the modified prospective transition method. SFAS 123R is effective for all stock options and other awards granted after January 1, 2006 and any stock options or other awards previously granted but that vest in 2006 or in the future. In November 2005, the Compensation Committee of the Board of Directors approved the acceleration of vesting of all unvested options, the exercise price for which exceeded the then current stock price, thus there is no compensation expense required related to prior stock option grants. This action was taken in consideration of the interest of the Company's shareholders in having the Company's earnings impacted by the approximately $181,000 in compensation expense that the Company would otherwise have recorded over four years beginning in the first quarter of 2006, upon the adoption of FAS123R. The Board of Directors and the Compensation Committee also weighed the potential detrimental effect of early vesting on the employee retention value of the current vesting schedules for the affected options and employees in taking this action. No new option grants have been made in 2006 or 2007.

The following table illustrates the pro forma effect on net loss and loss per share for the periods prior to adoption of SAFAS 123R, had we applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-based Compensation" (amounts in thousands except per share data):

	2005
Net loss attributable to common shareholders	$ (2,251)
Stock based compensation expense recorded under the intrinsic value method	3
Pro forma stock based compensation expense computed under the fair value method	(508)
Pro forma net loss applicable to common stock	$ (2,756)
Loss per share of common stock, basic and diluted:	
As reported	$ (0.44)
Pro forma	$ (0.53)

The fair value of the options and warrants granted are estimated on the date of grant using the Black-Scholes option pricing model. The major assumptions used include no dividends paid, a weighted average expected life of two to seven years, expected stock volatility of 60% to 122% and risk free interest rates ranging from 2.75% to 4.85%. The weighted-average grant-date fair value of options granted during 2005 with an exercise price equal to market price was $0.80 and the weighted-average grant-date fair value of options granted in 2005 with an exercise price greater than market price was $1.14.

Revenue recognition

The Company's revenues consist primarily of application service provider (ASP) fees, transaction fees and professional service fees. The ASP services are substantially dependent on the Company's proprietary software and agreements with customers contain a license for the use of the relevant software. However, the customer does not have the contractual right to take possession of the software. The customer's access to the Company's hosted software is through dedicated data lines or the internet. With some exceptions, the Company has not historically licensed its benefits administration and claims processing software for installation on customers' systems. No new such licenses were granted since 2003 and the only revenue since that time from such licenses were ongoing fees from past licenses that are payable based on customer usage. These revenue sources are described below.

A significant portion of the Company's revenue is based on providing ASP services to our health insurance company, third-party administrator and self-insured plan customers. The ASP service includes a license to use our benefits administration and claims processing software, including hosting, maintenance and support, which is typically charged on a per-employee-per-month (PEPM), or per-member-per-month (PMPM) basis. In addition, the Company surrounds these hosted software-use rights with such BPO services as imaging, data capture and retrieval, EDI and print and mail services, as well as PPO routing and repricing services, and claims editing services. These services are typically charged on a transaction fee basis, such as per claim, per image and per document. Due to the long-term nature of the ASP arrangement, and because all revenue elements included in the collective services are typically not sold separately, the ASP and BPO service revenues are recognized ratably over the term of the agreement and/or as transaction services are provided.

In preparation for providing services under these multi-year ASP contracts, the Company also usually agrees to perform certain start-up activities directly related to customizing and configuring the licensed software and loading insurance plan data for performance under the contract. The Company defers costs and revenues relating to these start-up activities and recognizes such costs and revenues ratably over the period of time expected to benefit from the start-up activities, which generally approximates the term of the ASP contract.

Periodically, while an ASP contract is in place, the Company also performs professional services upon request and recognizes the related revenue on a time and materials basis as services are performed. Such professional services are not sold in conjunction with a software license included in the original ASP contract or other revenue elements and, therefore, are accounted for separately from the ASP contract.

Income taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that the deferred tax assets will not be realized.

On January 1, 2007, the Company adopted the provisions for FIN 48, which is an interpretation of SFAS No. 109. FIN 48 prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements and provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition issues. FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon ultimate settlement with a taxing authority, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. Prior to January 1, 2007 and the implementation of FIN 48, the Company recorded tax contingencies when the exposure item became probable and reasonably estimable, in accordance with SFAS No. 5, *Accounting for Contingencies*. The adoption of FIN 48 has not had a material effect on our financial position or results of operations for 2007 and we do not expect our unrecognized tax benefits to change significantly over the next twelve months.

Additionally, FIN 48 requires the Company to accrue interest and related penalties, if applicable, on all tax positions for which reserves have been established consistent with jurisdictional tax laws. Our policy to include interest and penalties related to unrecognized tax benefits within the provision for income taxes did not change as a result of adopting FIN 48. The interest and penalties as of December 31, 2007 and for the years ended December 31, 2007, 2006 and 2005 were zero. The Company files tax returns in each jurisdiction in which it is registered to do business. For each jurisdiction a statute of limitations period exists. After a statute of limitations period expires, the respective tax authorities may no longer assess additional income tax for the expired period. Similarly, the Company is no longer eligible to file claims for refund for any tax that it may have overpaid. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax for the years before 2003.

Basic and diluted loss per share of common stock

Basic loss per share is computed only on the weighted average number of common shares outstanding during the respective periods. Diluted earnings per share is computed to show the dilutive effect, if any, of convertible preferred stock, restricted stock, stock options and warrants using the treasury stock method based on the average market price of the stock during the respective periods. The effect of including the convertible preferred stock, restricted stock, stock options and warrants, as of December 31, 2007, 2006, and 2005, respectively, into the computation of diluted earnings per share would be anti-dilutive. Accordingly, these items have not been included in the computation. Following is a summary of these securities:

	As of December 31,		
	2007	2006	2005
Options	1,146,062	1,193,542	1,366,843
Restricted Stock	287,000	154,000	-
Warrants	7,229,186	7,229,186	7,229,186
Preferred stock	740,401	740,401	2,751,658
Total common shares if converted	9,402,649	9,317,129	11,347,687

Reclassifications of prior year amounts

Certain prior year amounts have been reclassified to conform with the 2007 presentations.

Concentrations of Credit Risk and Fair Value of Financial Instruments

The Company's customers are dispersed across many different geographical areas within the United States. For the periods presented, three customers accounted for more than 10% of revenues as follows:

	Percent of Revenue			Percent of Accounts and note receivable as of December 31,	
	2007	2006	2005	2007	2006
Customer A	28%	24%	14%	32%	30%
Customer B	20%	22%	23%	9%	10%
Customer C	17%	17%	20%	21%	28%

For customer A, approximately thirty percent of the balance results from Healthaxis providing the customer extended payment terms for professional services billings related to implementation under a note receivable bearing interest at a rate of 6%. To the extent payment terms extend beyond one year, the long-term portion of the receivable is classified as "Other assets" in the noncurrent assets section of the accompanying Consolidated Balance Sheets. As of December 31, 2007, the balance of the note receivable was $245,000, all of which was classified as current. As of December 31, 2006, the balance of the note receivable was $499,000, with a long-term portion of approximately $223,000.

The Company does not require collateral from its customers. Most customer contracts provide Healthaxis the ability to discontinue monthly ASP services in the event of non-payment, which could be detrimental to the customer. As a result, historical bad debts have not been material. An allowance for doubtful accounts is maintained for estimated losses on specific accounts. Management estimates the allowance for each account, if any, considering the historical payment history of the customer. Generally, uncollectable accounts are charged off when the account becomes nine months old, and the customer has indicated its intent to not pay.

The carrying amount of cash and cash equivalents, accounts receivable, notes receivable, notes receivable from employees, accounts payable, notes payable and accrued liabilities approximates fair value due to the short maturities of these instruments or the market rate of interest, if applicable. The Company has no derivative financial instruments.

Recent accounting pronouncements

In September 2006, FASB Statement 157, "Fair Value Measurements" ("SFAS 157") was issued. SFAS 157 establishes a framework for measuring fair value by providing a standard definition of fair value as it applies to assets and liabilities. SFAS 157, which does not require any new fair value measurements, clarifies the application of other accounting pronouncements that require or permit fair value measurements. On February 12, 2008, FASB Staff Position No. FAS 157-2 "Effective Date of FASB Statement No. 157" was released. This FSP applies to nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in an entity's financial statements on a recurring basis (at least annually). This FSP defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. The adoption of SFAS 157 is not anticipated to have a material impact on our Consolidated Financial Statements.

In February 2007, FASB Statement 159, "The Fair Value Option for Financial Statement Assets and Financial Liabilities" ("SFAS 159") was issued. SFAS 159 allows entities the option to measure eligible financial instruments at fair value as of specified dates. Such election, which may be applied on an instrument-by-instrument basis, is typically irrevocable once elected. The effective date for the Company is January 1, 2008. The adoption of SFAS 159 is not anticipated to have a material impact on our Consolidated Financial Statements.

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 (Revised 2007), "Business Combinations" ("SFAS 141R"). SFAS 141R will significantly change the accounting for business combinations. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R will change the accounting treatment for certain specific acquisition related items including: (1) expensing acquisition related costs as incurred; (2) valuing noncontrolling interests at fair value at the acquisition date; and (3) expensing restructuring costs associated with an acquired business. SFAS 141R also includes a substantial number of new disclosure requirements. SFAS 141R is to be applied prospectively to business combinations for which the acquisition date is on or after January 1, 2009. We expect SFAS 141R will have an impact on our accounting for future business combinations once adopted but the effect is dependent upon the acquisitions that are made in the future.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary (minority interest) is an ownership interest in the consolidated entity that should be reported as equity in the Consolidated Financial Statements and separate from the parent company's equity. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the Consolidated Statement of Operations, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. We expect SFAS 160 will have an impact on our accounting for future business combinations once adopted but the effect is dependent upon the acquisitions that are made in the future.

Note 2 – Property, Equipment and Software

Property, equipment and software, at cost, consist of the following:

	Useful Lives (Years)	(Table in thousands) December 31, 2007	2006
Computer equipment	3	$5,171	$5,006
Office furniture and equipment	7	351	351
Leasehold improvements	3-5	176	175
Computer software	1-3	2,892	2,572
		8,590	8,104
Less accumulated depreciation and amortization		(7,229)	(6,554)
		$1,361	$1,550

Property, equipment, and software depreciation and amortization expense totaled $675,000, $644,000, and $486,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Note 3 – Accrued Liabilities and Other Liabilities

Accrued liabilities and other liabilities consist of the following:

	(Table in thousands) December 31, 2007	2006
Salaries, benefits and payroll taxes	$ 322	$ 253
Taxes	69	61
Deposits	202	174
Other	249	195
	842	683
Less portion classified as long-term liabilities	(202)	(174)
Accrued liabilities	$640	$509

Other long-term liabilities at December 31, 2007 and 2006 consist of customer deposits.

Note 4 – Notes Payable and Lines of Credit

	(Table in thousands) December 31, 2007	2006
Working capital line of credit	$ 800	$ 500
Equipment line of credit	705	516
Note payable	93	843
Total notes payable and lines of credit	1,598	1,859
Less: current portion	406	1,405
Total long-term debt	$ 1,192	$ 454

In 2006, the Company executed a Loan and Security Agreement (the "LSA") with Silicon Valley Bank ("SVB"), with respect to a revolving line and equipment advances. On April 16, 2007, the Company amended the LSA such that the Company may borrow (a) up to the lesser of (i) $3 million or (ii) 80% of eligible accounts receivable subject to certain adjustments and (b) up to $1 million for equipment purchases completed by September 30, 2007. The LSA also provides for certain treasury management services, including letters of credit, foreign currency exchange contracts, and various cash management services. Advances under the LSA bear interest at SVB's prime rate (7.25% at December 31, 2007) plus 1.0% for revolving advances or 1.5% for equipment advances. The revolving line also has an unused line facility fee equal to 0.375% per annum of the average unused portion of the revolving line. The LSA contains customary affirmative and negative covenants, and requires that the Company maintain specified Adjusted Quick Ratio (ratio of certain current assets to certain liabilities as defined in the LSA), EBITDA, and debt service coverage requirements. The advances under the LSA are secured by a first priority lien on substantially all the assets of the Company, including intellectual property. The revolving line matures April 16, 2009; the equipment line matures March 1, 2010 with expected principal payments of $313,000, $313,000 and $79,000 in 2008, 2009, and 2010, respectively. Based on the calculation of the borrowing base as of December 31, 2007, the Company would have been eligible to draw up to approximately $2.1 million under the working capital line of credit. No availability existed on the equipment line as of December 31, 2007 due to the expiration of the draw period. The Company is in compliance with its covenants at December 31, 2007.

On September 30, 2003, the Company purchased all Healthaxis securities held by a major shareholder, UICI, for $3.9 million. In conjunction with the purchase, the Company entered into a promissory note in the amount of $3.4 million, which was due over three years and bore interest at 6%. Until August 2007, the promissory note was being paid through deductions from the monthly invoices for BPO services provided by the Company to the Mega Life & Health Insurance Company ("Mega"), a UICI subsidiary. The amount of the monthly payment was equal to the greater of one half of the Mega invoice amount for BPO services or $65,000. To the extent that deductions to the monthly invoices were less than $65,000, the Company was required to pay the difference in cash. In 2006, the Company extended its note payable to HealthMarkets (formerly known as UICI). Under the renewal promissory note, Healthaxis paid HealthMarkets $500,000 in August 2006 and continued to make monthly payments as described above. As of December 31, 2007, the note had a balance of $93,000 outstanding, which the Company paid in full in January 2008.

Note 5 – Post Retirement and Post Employment Liabilities and Employee Benefit Plans

Healthaxis has an obligation to provide certain post retirement benefits, primarily lifetime health, dental and life insurance coverage, to a group of individuals originally consisting of three former executives and 17 retired employees of a predecessor company. Because this obligation exists until the death of the participants, actuarial calculations, which include the use of estimates, are used to determine the carrying value of the liability. These estimates include a life expectancy of 85 years, a discount rate of 5.3% to 5.9% to calculate the present value of the expected future costs, a 2% to 4.3% annual growth factor for life insurance and a range of 6% to 12% annual growth factor for medical insurance. It is reasonably possible that these estimates could change in the near term. The effect of a one-percentage-point increase or decrease in the assumed health care cost trend rate results in an approximate $29,000 increase and $27,000 decrease, respectively, on the accumulated post retirement obligation.

Changes in the post retirement and post employment liabilities were as follows:

	(Table in thousands)
Balance at December 31, 2005	$ 899
Interest cost	54
Service cost	58
Benefits paid	(119)
Balance at December 31, 2006	892
Interest cost	52
Transition amortization	3
Benefits paid	(122)
Balance at December 31, 2007	$ 825

At December 31, 2007 and 2006, the unamortized, unrecognized net obligation existing at the date of the initial application of SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" was zero and $3,000, respectively. The amortization of this transition liability was $3,000 for the year ended December 31, 2007, and $58,000 per year for the years ended December 31, 2006, and 2005, and is included as a component of service cost. In 2006, the Company adopted SFAS No. 158, "*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)*", the impact of which was not material.

Benefits expected to be paid for each of the next five years and in aggregate thereafter are as follows:

	(Table in thousands)
2008	$121
2009	91
2010	91
2011	86
2012	80
Thereafter	356

The contributions to be paid under the plan in 2008 represent the amount for premiums and other payments under the plan. There are no plan assets related to these post retirement benefit plans.

The Company sponsors a defined contribution retirement savings plan under section 401(k) of the Internal Revenue Code covering substantially all employees. All contributions are subject to limitations imposed by IRS regulations. The total benefit expense under this plan amounted to $99,000, $126,000, and $142,000, for the years ended December 31, 2007, 2006, and 2005, respectively.

Note 6 – Income Taxes

Significant components of deferred taxes consisted of the following:

	(Table in thousands) December 31, 2007	2006
Deferred tax assets:		
Allowance for doubtful accounts	$ 3	$ 2
Post employment retirement benefits	289	312
Net operating and capital loss carryforwards	52,651	53,349
Accrued expenses and deferred revenues	477	538
Deferred rent	93	87
Other	2	2
Total deferred tax assets	53,515	54,290
Deferred tax liabilities:		
Capitalized software development costs	(38)	(44)
Other, net	(568)	(557)
Total deferred tax liabilities	(606)	(601)
Deferred tax asset before valuation allowance	52,909	53,689
Valuation allowance	(52,909)	(53,689)
Net deferred tax asset	$ -	$ -

The Company's net operating loss carryforward amounts of $150.4 million begins to expire in 2018 and fully expires in 2026. The Company's capital loss carryforward amounts of $1.0 million fully expired in 2007.

As a result of the Company's numerous capital transactions, the utilization of NOL carryforwards is limited. Additionally, the utilization of these NOL's, if available, to reduce future income taxes is dependent on the generation of sufficient taxable income prior to their expiration. As it is considered more likely than not that the deferred tax assets will not be realized, the Company has established a valuation allowance for all net deferred tax assets.

The Company paid no federal income tax in 2006 or 2007.

In May 2006, the State of Texas enacted a margin tax which will become effective in 2008. This margin tax will require the Company to determine a tax of 1.0% on our "margin", as defined in the law, beginning in 2008 based on our 2007 results. The margin to which the tax rate will be applied generally will be calculated as our revenues for federal income tax purposes less the cost of wages for federal income tax purposes, as adjusted for specific items, in the State of Texas. Under the provisions of SFAS No. 109, "Accounting for Income Taxes", the Company is required to record the effects on deferred taxes for a change in tax rate or tax law in the period that includes the enactment date. The effect on the newly enacted margin tax on the Company's deferred taxes has been evaluated and does not have a material effect on the Company's financials. The current tax effect of the margin tax has been recorded as a current tax expense of $12,000 for the year ended December 31, 2007.

Under SFAS No. 109, taxes based on income like the Texas margin tax are accounted for using the liability method under which deferred taxes are recognized for the future tax effects of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities using the enacted statutory tax rates in effect at the end of the period. A valuation allowance for deferred tax assets is recorded when it is more likely than not that the benefit from the deferred tax asset will not be realized.

The reconciliation of the recorded income tax provision to the benefit expected by applying the appropriate statutory income tax rate (35%) to the loss before income taxes is as follows:

	(Table in thousands) Years Ended December 31,		
	2007	2006	2005
Amount computed at statutory rate	$ (312)	$ (298)	$ (788)
Change in valuation allowance	(780)	283	779
State tax, net	12	-	-
Reversal of contingent tax liability	-	(324)	-
Expiration of capital loss carryforward	1,085	-	-
Other permanent differences	7	15	9
Total income tax provision (benefit)	$ 12	$ (324)	$ -

Note 7 - Stockholders' Equity

2005 Tak Investments Financing Transaction. Following approval by the Company's common shareholders, on May 13, 2005 the Company closed a financing transaction with Tak Investments, a corporation owned by Mr. Sharad Tak. Under the terms and conditions of the Stock and Warrant Purchase Agreement with Tak Investments (the "Purchase Agreement"), the Company issued to Tak Investments 2,222,222 shares of common stock at a per share purchase price of $2.25 for an aggregate initial investment of $5.0 million. Tak Investments also received three warrants (the "Warrants") at the Closing. The first Warrant, which provides for an exercise price of $2.25 per share of common stock and a term of two years following registration of the underlying shares, permits the Company to call the exercise of up to 3,333,333 shares of common stock (for an aggregate of up to $7.5 million) under certain conditions, but only permits Tak Investments to exercise the Warrant for up to 2,222,222 shares of common stock (for an aggregate of $5.0 million). The Company's ability to call the exercise of the first Warrant is subject to the satisfaction of certain conditions, including unanimous approval of such action by the Company's Board of Directors (which requires the approval of Tak Investments's designees to the Board, as referenced below). Tak Investments also received two additional warrants representing the right to purchase additional shares of common stock at prices of $2.70 and $3.15 per share. The number of shares of common stock subject to these two additional Warrants is dependent upon the amount ultimately exercised under the first Warrant, but could total up to an additional 2,777,778 shares of common stock and could provide additional cash to the Company of up to $8.1 million.

In connection with the Closing, the Company and Tak Investments entered into a number of related agreements. Under the terms of an Investor Rights Agreement, the securities purchased by Tak Investments are subject to limited transfer restrictions, and Tak Investments has the right to approve certain fundamental corporate activities, the right to participate in other Healthaxis equity financings and, depending upon the size of the Company's Board of Directors and Tak Investments's continuing ownership position in the Company, the right to designate one to three nominees for election to the Company's Board of Directors. Currently, Tak Investments has one designee sitting on the Board of

Directors. The parties also entered into a Registration Rights Agreement under which the Company agrees to file a registration statement covering the resale of the shares of common stock purchased under the Purchase Agreement or through exercise of the Warrants.

As a part of the closing, the Company also entered into a five year Remote Resourcing Agreement with Healthcare BPO Partners L.P., a company affiliated with Tak Investments and owned by Mr. Tak. Healthcare BPO Partners, based in Jaipur, India, provides personnel and infrastructure that is utilized by the Company to provide business process outsourcing services and other software development and technical support services to support the Company's operations. The resources provided by Healthcare BPO Partners supplement the Company's existing wholly-owned operations in Utah, Texas and Jamaica. As a part of the Resourcing Agreement, Healthcare BPO Partners previously provided data center hosting services, at a Vienna Virginia facility, to Healthaxis, however, the Company terminated those services in September 2007.

Preferred Stock. In 2004, Healthaxis consummated a transaction modifying the terms of its Series A Convertible preferred stock and providing for the issuance to its preferred shareholders of warrants to purchase shares of the Company's common stock. Under the terms of the agreements with the preferred shareholders, shares of the preferred stock ("new") were convertible into an aggregate of 3,850,000 shares of the Company's common stock. The preferred shareholders also received warrants with a term of five years entitling them to purchase up to 1,000,000 shares of common stock at an exercise price of $5.50 per share (subject to a cashless exercise feature that applies under some circumstances). As of December 31, 2007, there remain outstanding 740,401 shares of preferred stock that have yet to be converted into shares of common stock, and none of the warrants received by the preferred shareholders have yet been exercised. Holders of the preferred stock have no liquidation preference, no voting rights except as required by law, the right to receive a nominal dividend of $0.0001 per share semi-annually (aggregating less than $1,000 per year in total) and otherwise on a pro-rata basis to the extent that dividends are paid to holders of common stock, limited anti-dilution rights in the context of stock splits, stock dividends and similar transactions, and no redemption rights.

The preferred stock is convertible into shares of common stock at the option of a preferred shareholder at any time, and in any amount. In the event of the transfer of shares of preferred stock in accordance with the terms of the agreements with the preferred shareholders, the preferred stock automatically converts into shares of common stock. Healthaxis may compel conversion of the preferred stock or exercise of the warrants granted to the preferred shareholders under some circumstances.

Prior to conversion, the preferred stock only has the right to vote to the extent it is entitled to do so under applicable law. Under applicable law, the preferred stock is entitled to vote separately as a class in certain instances, including in the event of a merger or consolidation that would effect some types of changes in the Company's articles of incorporation. To the extent that applicable law entitles the preferred stock to vote on a given merger or consolidation transaction, the preferred shareholders have agreed to vote their shares in favor of the merger or consolidation if the common shareholders approve the merger or consolidation and if the per share price to be received by the preferred shareholders in the merger or consolidation for each share of preferred stock is at least equal to what they would have received in the merger or consolidation if they had converted their shares of preferred stock into shares of common stock immediately prior to the merger or consolidation.

Healthaxis has registered for resale the shares of common stock issuable upon conversion of the preferred stock or exercise of the warrants. The preferred shareholders converted two million and 349,000 shares of preferred stock into shares of common stock on a one-for-one basis for the years ending December 31, 2006 and 2005, respectively. No preferred shares were converted into common stock during 2007.

Note 8 – Stock Options, Restricted Stock and Warrants

From 1996 through 1999, Healthaxis maintained several stock option plans that provided for option grants to directors and key employees of Healthaxis and its subsidiaries. In addition, certain Healthaxis option plans provided for grants to non-employee field representatives and agents related to Healthaxis' discontinued insurance operations. These plans have been inactive since 2000. The total number of options outstanding under these plans as of December 31, 2007 is 286,963.

On January 26, 2001, the Healthaxis shareholders approved the 2000 Stock Option Plan ("2000 Plan"). Under the 2000 Plan, employees, officers and directors of Healthaxis, as well as certain consultants, were eligible to receive Healthaxis options. Nonqualified or incentive stock options may be granted. The plan was administered by the Compensation Committee, which is appointed by the Company's Board of Directors. The Compensation Committee determined such things as the number of options to be granted to each participant, the exercise price, the vesting schedule and the expiration date. Options awarded under this plan include a mandatory Confidentiality and Non-Interference attachment, whereby the recipient agrees to certain covenants as a prerequisite to receiving the option award. The total number of options outstanding under the 2000 Plan as of December 31, 2007 is 763,749.

On June 29, 2005, the Healthaxis shareholders approved the Healthaxis Inc. 2005 Stock Incentive Plan (the "2005 Plan") as a complete amendment and restatement of the Healthaxis 2000 Plan. Under the 2005 Plan, employees, non-employee directors, executive officers, consultants and advisors of the Company are eligible to receive Healthaxis stock-based awards. Such awards may include incentive stock options, nonstatutory stock options, stock appreciation rights, stock units and performance shares, and restricted stock awards. The 2005 Plan is administered by the Compensation Committee, which determines such things as the type of award to be granted to each participant, quantity, exercise price, vesting schedule, and expiration date. The 2005 Plan prohibits the grant of a stock option with an exercise price less than the fair market value of the Company's stock on the date of grant. The total number of options outstanding under the 2005 Plan as of December 31, 2007 is 95,350.

During 2005, the Compensation Committee of the Board of Directors approved the acceleration of vesting of all unvested options. No stock-based employee compensation cost is reflected in the Company's net loss, as all options granted under these plans had an exercise price greater than or equal to the market value of the underlying common stock on the date of grant. At the time of the acceleration, the Company had a total of 1,400,856 employee and director stock options outstanding, of which 1,098,061 were vested and 302,795 were unvested. All of the unvested options are governed by the 2005 Plan. The Compensation Committee of the Board of Directors has authority to accelerate vesting of options governed by the 2005 Plan. Upon the request of the Company's Board of Directors, the Compensation Committee reviewed details regarding the terms, including the exercise price, and number of shares subject to options issued under the Plan. After conducting such a review, the Compensation Committee took action to immediately vest of all of the 302,795 previously unvested options, all of which were out-of-the-money (had an exercise price that was greater than the closing price of the Company's common stock on that date). This action was taken in consideration of the interest of the Company's shareholders in not having the Company's earnings impacted by the approximately $181,000 in compensation expense that the Company would otherwise have recorded over four years beginning in the first quarter of 2006, upon the adoption of FAS 123(R). The Board of Directors and the Compensation Committee also weighed the potential detrimental effect of early vesting on the employee retention value of the current vesting schedules for the affected options and employees in taking this action.

On May 10, 2006, the Company granted 234,000 shares of restricted stock to its directors, officers, and certain key employees. The restricted stock has been valued at $292,500, which represents the trading value of the stock as quoted on NASDAQ May 10, 2006. The shares of restricted stock granted to directors vested over the calendar year of service, thus they are fully vested as of December 31, 2006, and the shares of restricted stock granted to officers and key employees vest according to performance criteria related to Company objectives. The value of shares that have vested has been reflected as common stock issued and outstanding and recorded as compensation expense in general and administrative expenses. The deferred stock compensation amount related to officers' and key employees' shares is recognized when it is deemed probable that the performance criteria will be achieved. Non-cash equity compensation in the accompanying statement of operations related to these grants for the year ended December 31, 2006 was $90,000, which consisted of $82,000 for directors, $8,000 for key employees, and no amounts vested for executive officers.

On January 16, 2007, the Company granted 92,500 shares of restricted stock to its directors with a grant date fair value of $128,000, which represents the trading value of the stock on that date. The shares of restricted stock granted to directors vested over the calendar year of service, thus they are fully vested as of December 31, 2007. On April 20, 2007, the Company granted 210,000 shares to officers and key employees with a grant date fair value of $370,000. These shares vest over time, with 25% vesting immediately, and 25% on each of the three successive anniversary dates of the grant. During 2007, the Company recorded a charge of $92,000 to reflect the initial vesting plus $62,000 for the pro rata portion of the subsequent vesting for these shares. Compensation of an additional $19,000 was recorded in 2007 related to the 2006 key employee grants based on achievement of certain performance criteria. Non-cash equity compensation in the accompanying statement of operations related to these grants for the year ended December 31, 2007 totaled $301,000. All shares of restricted stock granted by the Company vest upon a change of control.

During the period 1998 through 2001, the Company issued a total of 207,781 warrants in connection with marketing and carrier agreements related to the Company's now discontinued website operations, and to employees, consultants and agents of the Company. Of that total, 40,020 are outstanding as of December 31, 2007. During 2004, the Company issued 1,020,000 warrants associated with a preferred stock modification, all of which are outstanding as of December 31, 2007.

In 2005, the Company issued a) a total of 6,166,666 warrants in connection with the sale of stock to Tak Investments as described in Note 7 and b) 2,500 warrants to Communities Foundation of Texas, a public charity created in accordance with the IRS Code as a vehicle for charitable giving. All of the warrants issued in 2005 were outstanding as of December 31, 2007.

The following table summarizes the changes in outstanding Healthaxis nonvested restricted stock:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2006	-	$ -
Granted	234,000	1.25
Vested	(72,000)	1.25
Forfeited	(8,000)	1.25
Outstanding at December 31, 2006	154,000	1.25
Granted	302,500	1.64
Vested	(160,500)	1.49
Forfeited	(9,000)	1.34
Outstanding at December 31, 2007	287,000	$1.53

The following table summarizes the changes in outstanding Healthaxis stock options and warrants:

	Stock Options		Warrants	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at January 1, 2005	1,076,359	$ 11.67	1,114,071	$ 7.26
Granted	448,050	1.91	6,169,166	2.55
Exercised	-	-	-	-
Forfeited	(84,196)	4.16	-	-
Expired	(73,370)	30.00	(54,051)	36.04
Outstanding at December 31, 2005	1,366,843	7.95	7,229,186	3.03
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	(103,400)	3.38	-	-
Expired	(69,901)	41.42	-	-
Outstanding at December 31, 2006	1,193,542	6.38	7,229,186	3.03
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	(32,975)	4.03	-	-
Expired	(14,505)	28.75	-	-
Outstanding at December 31, 2007	1,146,062	$ 6.17	7,229,186	$ 3.03

Options/Warrants exercisable at December 31,	Number of Options	Weighted Avg. Exercise Price of Options	Warrants
2005	1,366,843	7.95	4,451,409
2006	1,193,542	6.38	4,451,409
2007	1,146,062	6.17	4,451,409

Following is a summary of the status of stock options outstanding at December 31, 2007:

Outstanding Options				Exercisable Options	
Exercise Price Range	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
1.72 – 2.25	381,250	7.50	1.90	381,250	1.90
2.26 – 5.00	355,389	6.17	2.58	355,389	2.58
5.01 – 10.00	218,360	2.30	8.20	218,360	8.20
Over 10.00	191,063	0.67	19.01	191,063	19.01

Total expensed stock based compensation for the years ended December 31, 2007, 2006, and 2005 totaled $301,000, $90,000, and $3,000, respectively.

Note 9 - Related Party and Certain Transactions

Healthcare BPO Partners

As described in Note 7, the Company entered into a five year Remote Resourcing Agreement with Healthcare BPO Partners L.P., a company affiliated with Tak Investments and owned by Mr. Tak. Healthcare BPO Partners, based in Jaipur India, provides personnel and infrastructure that is utilized by the Company to provide business process outsourcing services and other software development and technical support services to support the Company's operations. The resources provided by Healthcare BPO Partners supplement the Company's existing wholly-owned operations in Utah, Texas and Jamaica. As a part of the Resourcing Agreement, Healthcare BPO Partners also provided data center hosting services, at a Vienna Virginia facility, to Healthaxis through September 2007. For the years ended December 31, 2007, 2006, and 2005, the Company incurred costs of $853,000, $1.1 million, and $376,000 respectively, related to the Resourcing Agreement and at December 31, 2007, 2006, and 2005, the Company had accounts payable to Healthcare BPO Partners of $84,000, $89,000 and $135,000, respectively.

Note 10 - Commitments and Contingencies

Operating Lease Obligations

The Company leases office space and various pieces of equipment under operating leases expiring in various years through 2010. Rental expense for the years ended December 31, 2007, 2006, and 2005 was $431,000, $439,000, and $846,000, respectively. Future minimum rent payments under capital and operating leases through lease termination for each of the next five years and in the aggregate are as follows:

	(Table in thousands)
2008	$ 346
2009	337
2010	184
2011	-
2012	-
	$ 867

Employment Agreements

Certain corporate officers have employment contracts and are entitled to severance benefits in the case of a termination for other than cause by the Company, or for good reason by the officer, as defined in the officer's employment contract. The Company expects to pay approximately $100,000 under such employment contracts in 2008 and no amounts are presently owed thereafter.

Note 11 – Real Estate Lease

In April 2005, the Company entered into a lease for approximately 20,000 square feet of office space located at 7301 North State Highway 161, Irving, Texas. The new lease was entered into for the purpose of relocating the corporate headquarters from the Company's prior location at 5215 North O'Connor Blvd, Irving, Texas, where the Company occupied approximately 31,300 square feet. Lease payments on the new lease started on January 1, 2006, which coincided with the termination of the North O'Connor Blvd. lease on December 31, 2005.

In 2005, the Company moved its headquarters and incurred certain costs related to the relocation of personnel and equipment and recorded a lease abandonment charge of $537,000. This charge consisted of relocation costs incurred, the write-off of certain assets abandoned in the move including equipment de-installation charges, the pro-rata share of utility costs, plus a $440,000 accrual for the future rent and rent related obligations of the former headquarters. The accrued rent and rent related obligations were paid on a monthly basis through December 31, 2005 in accordance with the lease terms. As of December 31, 2005, the Company had fulfilled its obligations and had no remaining balance in the accrued liability.

Lease payment obligations under the new lease started in January 2006 and end in June 2010. Rental expense is based upon the total rental payments taken on a straight-line basis over the 63-month term of the lease, including the rent abatement period from April to December 2005. The new lease also provides terms under which ownership of certain furniture and equipment was conveyed to the Company in April 2007. A capital lease obligation of $254,000 was recorded in the second quarter of 2005 to recognize that portion of the total payments, which are allocated to the acquisition of the furniture and equipment. Allocation of the total lease payment between the office space and the furniture and equipment acquisition was based upon a third-party appraisal of the fair market value of the furniture and equipment.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None

Item 9A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of December 31, 2007, the Company carried out an evaluation, under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Securities Exchange Act Rule 13a-15(b). Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that these disclosure controls and procedures were effective as of December 31, 2007 to provide reasonable assurance that information required to be disclosed by the Company in reports filed or submitted by it under the Securities and Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and to provide reasonable assurance that information required to be disclosed by the Company is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure.

Management Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States ("US GAAP") and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of the assets of a company;

- provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP and that receipts and expenditures of a company are being made only in accordance with authorizations and management and directors of a company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of human error and the circumvention or overriding of controls, material misstatements may not be prevented or detected on a timely basis. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes and conditions or that the degree of compliance with policies or procedures may deteriorate. Accordingly, even internal controls determined to be effective can provide only reasonable assurance that information required to be disclosed in and reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and represented within the time periods required.

Management of the Company has assessed the effectiveness of its internal control over financial reporting at December 31, 2007. To make this assessment, the Company used the criteria for effective internal control over financial reporting described in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on such criteria, management of the Company believes that as of December 31, 2007, the Company's internal control over financial reporting is effective.

This annual report does not include a report of the Company's registered public accounting firm regarding internal control over financial reporting. The Company's internal control was not subject to an audit by the Company's registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal controls over financial reporting that occurred during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Limitations on Effectiveness of Controls

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. The likelihood of achieving the objectives of a control system is affected by limitations inherent in such controls and procedures, including the fact that human judgment in decision-making can be faulty and that breakdowns in internal controls can occur because of human failures such as simple errors or mistakes or intentional circumvention of the established process. The Company's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that the Company's disclosure controls or internal controls for financial reporting will prevent all error and all fraud. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The biographical information for each director of the Company is set forth below.

James J. Byrne, age 72, has served as a director of the Company since 2003. Since January 2007, Mr. Byrne has been the Executive Professor in Residence at the Duquesne University Graduate School of Business. Since 1995, Mr. Byrne has also served as Chairman of Byrne Technology Partners Ltd. The firm provides interim management at the CEO and senior executive level for high technology companies. Services provided include turnaround, valuation improvement and exit strategies. In addition, Mr. Byrne will assist his clients by assuming management control of their investments and in that regard, he became Chairman of the Board and Chief Executive Officer of OpenConnect, a worldwide software company, from May 1999 to May 2001. From April 1990 to April 1995, Mr. Byrne served as President of Harris Adacom Corporation. Mr. Byrne has also held management positions with United Technologies, General Electric and Honeywell. Mr. Byrne currently serves on the Board of Lennox International Inc., an industry-leading provider of residential and commercial air conditioning and heating systems, a NYSE listed company. Mr. Byrne has also served on boards in Mexico, Hong Kong, Germany, France and the United Kingdom. In addition, he served as a board member of the American Electronics Association (AEA) and was Chairman of AEA's Texas Council.

John M. Carradine, age 49, was elected to the Board of Directors and named Chief Executive Officer of the Company effective October 1, 2005. Mr. Carradine has served as President of the Company since February 2004, and also served as Chief Operating Officer of the Company from February 2004 until October 2005. Mr. Carradine served as Treasurer and Chief Financial Officer of the Company from March 2001 to November 2004, and has served as President of Healthaxis Imaging Services, LLC, since April 1, 2002. From 1998 to 2001, Mr. Carradine served as Chief Financial Officer and a director of Micrografx, Inc., a publicly traded software development and services company with operations in the United States, Europe, Japan, and Australia, where he was responsible for worldwide financial and administrative functions including all finance and accounting, technology operations, planning and investor relations. From 1990 to 1998, Mr. Carradine served as Vice President of Finance and Chief Financial Officer of Intellicall, Inc., an American Stock Exchange listed manufacturer and provider of telecommunications products and services both in the United States and overseas. Mr. Carradine began his career with Arthur Young and Company as an Auditor from 1980 to 1983, and subsequently served from 1983 to 1990 as Treasurer for Computer Language Research, Inc., a provider of software and data processing services.

John W. Coyle, age 55, has served as a director of the Company since 2003. Mr. Coyle was Senior Vice President CIGNA HealthCare and President of Connecticut General Life Insurance Company, a subsidiary of Cigna, a leading health insurance company, from 2003 until 2005. Mr. Coyle was the President and Chief Operating Officer of Trigon Blue Cross Blue Shield, a Richmond Virginia based health insurer from 2001 until its sale in 2003. Mr. Coyle also has served in various executive capacities at Aetna, Inc., from 1990 until 2000 including Senior Vice President, Head of Business Operations, Senior Vice President, Head of International Health Business and Regional Vice President.

Thomas L. Cunningham, age 64, has served as a director of the Company since 2003. Mr. Cunningham served over 28 years at Ernst & Young LLP (and predecessor "Ernst" firms), withdrawing as an audit partner in September 1991. He worked as an equity research analyst specializing in special situations and health care stocks with William K. Woodruff Incorporated and Rauscher Pierce Refsnes, Inc. from 1993 through 1996. Since January 1997 and for earlier interim periods, he has been self-employed as a Certified Public Accountant and business consultant. As part of his CPA practice, he is currently licensed as a financial advisor under NASD Series 24, 7, 65 and 63 by H. D. Vest Financial

Services. From December 1991 through October 2003, he served on the Board of Directors of Bluebonnet Savings Bank FSB. Bluebonnet was voluntarily liquidated as a profitable savings bank in October 2003. Since May 2003, Mr. Cunningham has served as a director and, since January 2004, as an audit committee member and financial expert, of Encore Wire Corporation (Nasdaq: WIRE).

Adam J. Gutstein, age 45, has served as a director of the Company since 2001. Mr. Gutstein is President, CEO, and a member of the Board of Directors of Diamond Management & Technology Consultants, Inc., (Nasdaq: DTPI), a premier management and advisory firm serving Global 2000 clients worldwide. Mr. Gutstein was a co-founder of Diamond's predecessor firm, Diamond Technology Partners, when it was established in 1994. Prior to his position as CEO, Adam was President of the global firm. He has been a director of the company since 1999 and has held various leadership positions, including Chief Operating Officer. Mr. Gutstein serves on the Board of Trustees of the Committee for Economic Development, Washington, D.C., on the Board of Directors of the Executives' Club of Chicago, and on the Business Leadership Group of WorkforceChicago2.0. He is also a member of the Economic Club of Chicago.

James W. McLane, age 69, has served as a director of the Company since 2001, and as Chairman since July 2001. He also served as Chief Executive Officer from February 2001 until October 2005, and as President from February 2001 through February 2004. He currently also serves as a director of PhysioTherapy Associates, Inc, a privately held physical therapy company and Vice Chairman of the Philadelphia Outward Bound Center. He served as a director of Beverly Enterprises, Inc., an elder care services provider from 2000 until 2006 when the company was sold. Mr. McLane served as President, Chief Operating Officer and Director of NovaCare, Inc., a provider of physical therapy and orthotics and prosthetics devices and services, from 1997 to 2000; Executive Vice President of Aetna Life & Casualty and Chief Executive Officer of Aetna Health Plans from 1991 to 1996. Prior to that time, he served as Senior Vice President and Division Executive of Citibank's Corporate Finance Division; Europe/Middle East & Africa Division of the Capital Markets Group, and Citicorp's Global Insurance Division and Capital Investments Division, and he also served as Chairman of Ambac, Inc. and CapMac, Inc., companies which provided financial guarantees on municipal bonds and asset backed securities.

Barry L. Reisig, age 62, has served as a director of the Company since 2005. He currently works as a consultant. From 2002 to 2006, he was a Vice President of System Planning Corporation, a government contracting and consulting firm focused on the defense industry. He also served as President and CEO of SPC International, one of its subsidiaries. Mr. Reisig retired from Arthur Andersen in 2002 after more than 30 years of service. There he headed the firm's Human Capital Practice in the Middle Atlantic Region focusing on compensation and benefits matters. He also led the firm's High Technology and Small Business practice which became one of the leading practices in Northern Virginia. He is also a director and member of the audit committee of GTSI Corp., a Nasdaq listed technology and solutions aggregator. He is also a director of Project Performance Corporation and Guest Services, Inc., both of which are non-public corporations. Mr. Reisig was appointed to the Company's Board of Directors pursuant to the terms of the Investor Rights Agreement entered into by the Company and Tak Investments, Inc. in connection with its investment in the Company.

Biographical information regarding the Company's executive officers is as follows:

John M. Carradine - See biographical information above.

Ronald K. Herbert, age 39, became Chief Financial Officer of the Company effective December 31, 2005. From February 2004 to December 2005, Mr. Herbert was a consulting CFO for VirtualCFO, Inc., providing fractional CFO and other financial services for companies including venture-backed startups, small public companies, and subsidiaries of international public companies. From January 2001 to September 2003, Mr. Herbert served as chief financial officer of SANcastle Technologies, Inc., a venture-backed technology startup company. Mr. Herbert's experience also includes numerous executive and financial accounting and reporting roles for public companies including Kimberly-Clark, Cyrix, Micrografx, and CompX International. He began his career as a public accountant with Ernst & Young in Dallas, Texas. Mr. Herbert received his bachelor's of business administration from Southern Methodist University and is a licensed Certified Public Accountant in the state of Texas.

J. Brent Webb, age 46, has been Senior Vice President, Secretary and General Counsel since May 2002. Mr. Webb has been a Vice President of the Company since May 2001, and previously served as Assistant Secretary. Mr. Webb joined the Company in January 1999 as Corporate Counsel. Prior to joining the Company, Mr. Webb spent 11 years in private legal practice in the Dallas, Texas area.

Roxanne Seale, age 51, currently serves as Senior Vice President of Application Solutions. Ms. Seale has been a Vice President of Healthaxis since May 2002. Ms. Seale joined the Company in 1988, and has held various technical and management positions since that time. Ms. Seale is a 1979 graduate of Texas A&M University, with a B.S. in Computer Science.

Biographical information regarding other key employees is as follows:

William H. Malone, age 55, has been the Vice President of Imaging Services since September 1998. Mr. Malone joined Healthaxis Imaging Services in October 1996 and served as the Regional Manager for the Utah Operations. Prior to joining Imaging Services, Mr. Malone served with New Horizons as an Account Manager for a computer learning center. Mr. Malone retired from the United States Marine Corps in 1993. During his time in the Military, he served as a Financial Management Officer and Supply Officer.

Paula Ringlbauer, age 55, has been Vice President, Product Management since November 2006. Ms. Ringlbauer joined the Company in 1992 and has held a number of technical and management positions and has lead many large customer implementations. Prior to joining the Company, Ms. Ringlbauer spent 18 years in various positions within the group insurance and third party administration industry.

Section 16(A) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 ("Section 16(a)") requires the Company's directors, executive officers, and persons who own more than 10% of a registered class of the Company' equity securities, to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than 10% shareholders are required by Commission regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on a review of the copies of such reports furnished to the Company, during the fiscal year ended December 31, 2007, all Section 16(a) filing requirements applicable to its officers, directors and greater than 10% beneficial owners were complied with.

Code of Ethics

The Board of Directors has adopted a Code of Conduct. The Code of Conduct applies to all directors and employees, including the Company's principal executive, financial and accounting officers. The Code of Conduct is available on the Company's website, www.healthaxis.com. The Company intends to post amendments to or waivers from the Code as required by applicable rules on the Company's web site.

Audit Committee Matters

The Company's Board of Directors maintains an Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act. All members of the Audit Committee are "independent" as defined by the applicable rules of The Nasdaq Stock Market and the regulations of the Securities and Exchange Commission. The Audit Committee is responsible for the appointment of the Company's auditors, compensation and oversight matters regarding the auditors, reviewing the scope and results of audits, reviewing management's overview of the risks, policies, procedures and controls surrounding the integrity of financial reporting, reviewing any relationship that may affect the independence of outside auditors, reviewing any internal control or accounting issues of the Company and reviewing the adequacy of the Company's accounting, financial and operating systems. The current members of the Audit Committee are Messrs. Cunningham (chairman), Coyle, Byrne and Reisig. The Board of Directors has determined that Messrs. Cunningham and Reisig are each qualified as an audit committee financial expert within the meaning of the regulations of the Securities and Exchange Commission.

Item 11. Executive Compensation

The following table provides information concerning the compensation for the years ended December 31, 2006, and December 31, 2007, for our principal executive officer and the two other most highly compensated executive officers during 2007 (collectively, the "named executive officers").

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
John M. Carradine, Chief Executive Officer	2006	250,000	-	-	-	7,500 [3]	257,500
	2007	250,000	-	26,950	-	9,946 [4]	286,896
Lawrence F. Thompson, Executive Vice President	2006	200,000	16,000	-	33,985 [2]	77,626[5]	327,611
	2007	200,000	-	19,250	50,000 [2]	102,921[5]	372,171
J. Brent Webb, Senior Vice President, Secretary and General Counsel	2006	180,000	-	-	-	5,400[3]	185,400
	2007	180,000	-	19,250	-	7,391[6]	206,641

(1) Reflects amounts recognized in connection with restricted stock awards for financial statement reporting purposes for the fiscal year ended December 31, 2006, and December 31, 2007, respectively in accordance with FAS 123(R). The vesting conditions for the restricted stock granted to the CEO, SVP/General Counsel and EVP in 2006 were as follows: (a) 25% upon our achieving a quarterly operating profit of $100,000 or more; (b) 25% upon our achieving four consecutive quarters of operating profit; (c) 25% upon our achieving eight consecutive quarters of operating profit; and (d) 25% upon our achieving quarterly revenue of $5.0 million or more. None of these shares vested during 2007. For the restricted stock granted to the CEO, SVP/General Counsel and EVP in 2007, 25% of the shares vested immediately, and an additional 25% will vest on the next three anniversaries of the grant date. All amounts shown were recognized in 2007 for these awards based on the time vesting criteria. Mr. Thompson's 2006 and 2007 awards all became fully vested on March 15, 2008 in accordance with the Employment Separation Agreement described below. All restricted stock awards in 2006 and 2007 were granted under the terms of the 2005 Plan, and any unvested shares will become automatically vested upon a "change in control" as defined in the 2005 Plan.

(2) Represents commissions earned in 2006 under the sales compensation plan. The amount earned in 2007 represents the guaranteed minimum commission amount under Mr. Thompson's employment agreement.

(3) Represents employer contributions to the Company 401(k) Plan.

(4) Represents $6,562 in employer contributions to the Company 401(k) Plan and $3,384 in perquisites.

(5) Represents the following, including the aggregate incremental cost to the Company of all perquisites or personal benefits for Mr. Thompson:
   - (a) $7,023 and $5,000 in Company contributions to the Company 401(k) Plan in 2006 and 2007, respectively;
   - (b) $18,000 and $19,500 in housing allowance for apartment in Irving, Texas in 2006 and 2007, respectively;
   - (c) $5,667 and $5,781 in automobile allowance in 2006 and 2007, respectively;
   - (d) $17,744 and $29,615 in travel allowance for commuting between Mr. Thompson's home in California and Irving, Texas in 2006 and 2007, respectively;
   - (e) $2,469 in other miscellaneous perquisites for 2007; and
   - (f) $29,192 and $40,556 in tax gross up payments to cover Mr. Thompson's tax liability for federal, state, medicare and social security taxes for the housing, auto and travel taxable fringe benefits in 2006 and 2007, respectively.

(6) Represents $5,400 in employer contributions to the Company 401(k) Plan and $1,991 in perquisites.

A non-equity incentive plan program is currently in place for the CEO, Senior Vice President/General Counsel and other senior executives of the Company. The program is designed to reward revenue growth, meaningful profitability levels after taking into account any bonuses paid under the program, and other non-financial objectives. A bonus pool for these executive officers under the program will not be established until we achieve at least $100,000 in net income. If net income exceeds $100,000, the bonus pool will be funded with 25% of net income above that amount up to $500,000 ($2.1 million of total net income before taking the plan into account), after which the pool would be funded at 15% of net income. Because of our history of losses, the Compensation Committee has not established a specific level of profitability tied to target or maximum bonus amounts for 2008. The Committee can exercise its discretion and approve cash bonuses for executives even if these established performance goals are not met. Performance bonuses may also be tied to the achievement of plans designed to lead to growth and profitability. There were no bonuses paid to the named executives under this plan in 2006 or 2007.

Effective as of March 15, 2008, Mr. Thompson is no longer an employee of the company. The terms of his separation are discussed below under the caption "Severance and Post-Termination Payment Arrangements." As the Executive Vice President of Sales and Marketing, he was eligible to earn commissions under our sales compensation program. Upfront and ongoing commissions on new sales are paid under the program only on sales that meet certain estimated margin requirements. During 2006, the Executive Vice President of Sales and Marketing earned $33,985 in commissions that included $29,167 in guaranteed minimum commissions payable under his employment agreement for the second half of the year starting June 1, 2006 as described under the caption "Employment Agreements" below. $21,485 of this amount was paid in 2006 and the remaining $12,500 was paid in early 2007. During 2007, the guaranteed minimum commission of $50,000 was earned. $37,500 of this amount was paid in 2007, and the remaining $12,500 was paid in early 2008. Because the terms for the sales compensation programs are established and communicated to participants in advance, amounts earned under this program are disclosed as non-equity incentive plan compensation. The cash bonus of $16,000 paid in 2006 was part of a signing bonus paid in connection with Mr. Thompson's initial employment.

In addition, we paid some compensation in the form of travel and commuting expenses for Mr. Thompson, who lives in California and commuted to our Irving, Texas office on a regular basis. The amounts paid in 2006 and 2007 are shown in the Summary Compensation table above. These amounts were contractually agreed upon at the time of initial hire, and included a tax gross up component designed to eliminate the tax impact on the executive of these compensation components which were primarily for our benefit.

The following table summarizes all outstanding equity awards held by our named executive officers as of December 31, 2007:

Outstanding Equity Awards at December 31, 2007

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (1)
John M. Carradine, Chief Executive Officer	10,000	-	8.20	02/08/2011	20,000 (2)	27,600
	10,000	-	10.00	05/18/2011	26,250 (3)	36,225
	5,000	-	6.80	01/23/2012		
	6,075	-	3.30	01/14/2013		
	40,000	-	2.32	06/30/2014		
	60,000	-	1.80	05/13/2015		
	50,000	-	2.25	11/9/2015		
Lawrence F. Thompson, Executive Vice President	50,000	-	1.80	05/13/2015(4)	16,000 (2)(4)	22,080
					18,750 (3)(4)	25,875
J. Brent Webb, Senior Vice President, Secretary and General Counsel	401	-	24.90	01/07/2010	16,000 (2)	22,080
	667	-	24.90	05/24/2010	18,750 (3)	25,875
	5,000	-	10.00	05/18/2011		
	2,000	-	6.80	01/23/2012		
	2,719	-	3.30	01/14/2013		
	6,714	-	3.70	07/23/2013		
	40,000	-	2.32	06/30/2014		
	50,000	-	1.80	05/13/2015		

(1) "Market Value" has been determined based on the last sale price of our common stock ($1.38) as reported by NASDAQ on December 31, 2007, the last business day of the year, multiplied by the number of shares that have not vested.

(2) The vesting conditions for the restricted stock granted to the CEO, SVP/General Counsel and EVP in 2006 were as follows: (a) 25% upon our achieving a quarterly operating profit of $100,000 or more; (b) 25% upon our achieving four consecutive quarters of operating profit; (c) 25% upon our achieving eight consecutive quarters of operating profit; and (d) 25% upon our achieving quarterly revenue of $5.0 million or more. All restricted stock awards shown were granted under the terms of the 2005 Plan, and will become automatically vested upon a "change in control" as defined in the 2005 Plan.

(3) The vesting conditions for the restricted stock granted to the CEO, SVP/General Counsel and EVP on April 20, 2007, were as follows: (a) 25% vested immediately and therefore are not shown in the table, and (b) 25% on the next three anniversaries of the grant date. All restricted stock awards shown were granted under the terms of the 2005 Plan, and will become automatically vested upon a "change in control" as defined in the 2005 Plan.

(4) As of March 15, 2008, all of Mr. Thompson's restricted stock became fully vested and the post-termination expiration date for all of his options became March 15, 2011, under the terms of his employment separation agreement and the original awards.

On March 19, 2008, at a regular meeting of the Board of Directors, the Committee recommended and the Board of Directors approved an aggregate grant of 185,000 shares of restricted stock to officers and key employees.

60,000 of these shares were awarded to the named executive officers (35,000 to the CEO and 25,000 to the SVP/General Counsel), and the remaining 125,000 shares were awarded to other executives, senior managers and key employees. All of these shares of restricted stock will vest 33.3% on the next three anniversaries of the grant date. In addition, all restricted stock awards granted under the terms of the 2005 Plan, including those awarded to the named executive officers will become automatically vested upon a change in control.

Employment Agreements

Messrs. Carradine and Webb have Change in Control Employment Agreements with the Company and its wholly owned operating subsidiary, Healthaxis, Ltd. These agreements were originally entered into effective January 1, 2002, and set forth, among other things, the terms and conditions pursuant to which the Company or its successor would continue to employ the executives or the amount of certain payments that would be made to each executive upon certain events following a change in control of the Company. On May 13, 2005, the Company and each of Messrs. Carradine and Webb executed an amendment to each of their respective Change in Control Employment Agreements (the "Employment Agreement Amendments") under which they agreed that the closing of the investment transaction between the Company and Tak Investments, Inc. on that date resulted in a "change in control" of the Company and the triggering of the commencement of the three-year employment period between the Company and each of such executives as provided for in the original agreements. On April 20, 2007, the Compensation Committee recommended and the Board of Directors approved extensions to each of these agreements. Mr. Carradine's employment term will continually extend for a period of two years (extending each day on a daily basis), and Mr. Webb's employment term continually extends for 18 months (extending each day on a daily basis). Under the terms of the amended employment agreements with Messrs. Carradine and Webb, the Company is required to compensate the executives at the highest level of annual base salary and bonus in effect during the employment term. Under the terms of the 2005 Employment Agreement Amendments, Mr. Carradine and Mr. Webb each waived their entitlement to terminate employment with the Company for any reason during the 30-day period immediately following the first anniversary of the "change in control" resulting from the closing of the Company's investment transaction with Tak Investments, Inc. As a result, no payment obligations are triggered under these agreements solely as a result of the previous change in control or any subsequent change in control.

On May 13, 2005, Healthaxis, Ltd., the Company's wholly-owned operating subsidiary, entered into an employment agreement with Lawrence F. Thompson pursuant to which Mr. Thompson was appointed to the position of Executive Vice President of the Company. The term of Mr. Thompson's employment agreement began on June 1, 2005 and was scheduled to end on June 1, 2008. On April 20, 2007, the Compensation Committee recommended and the Board of Directors approved an extension and effective June 1, 2007 Mr. Thompson's employment term was modified to continually extend for a period of one year (extending each day on a daily basis). Under the terms of the original employment agreement, Mr. Thompson received a $32,000 signing bonus, $16,000 of which was paid during 2006. Mr. Thompson participated in our Sales Compensation Plan, with a guaranteed minimum aggregate commission of $50,000 per twelve-month period spanning from June 1 to May 31 beginning with the twelve-month period that commenced June 1, 2006. Simultaneously with the execution of the original employment agreement, Mr. Thompson received 50,000 stock options issued pursuant to our 2000 Stock Option Plan, with an exercise price of $1.80 per share. As further described below, Mr. Thompson's employment agreement was terminated as of March 10, 2008, pursuant to the terms of an Employment Separation Agreement entered into as of that date.

Severance and Post-Termination Payment Arrangements

Each of the employment agreements referenced above provide that if the executive's employment is terminated by reason of the executive's death or disability during the employment period, the agreement will terminate without further obligations to the executive's legal representatives other than for payment of accrued obligations and the timely payment or provision of other benefits. For purposes of the agreements, "disability" has the meaning set forth in the long-term disability plan providing benefits to our disabled executives at the disability effective date or, if more favorable to the executive, as in effect during the 120-day period immediately preceding the effective date. If there is no long term disability plan in effect for executives at the effective date, "disability" will mean the absence of the executive from the executive's duties with us on a full-time basis for 180 consecutive business days as a result of incapacity due to mental or physical illness which is determined to be total and permanent by a physician selected by us or our insurers and acceptable to the executive or the executive's legal representative.

Under each of the employment agreements referenced above, we will provide the covered executives with termination benefits if their employment is terminated by us without "cause" or by the individual for "good reason," within the applicable employment term.

The agreements define "cause" as (i) the willful and continued failure of the executive to perform substantially the executive's duties with us or to the extent, degree and level of performance as provided in the agreement, or (ii) the willful engaging by the executive in illegal conduct or gross misconduct which is materially and demonstrably injurious to us.

The agreements define "good reason" as (i) the assignment of the executive to a position in which the executive's authority, duties or responsibilities are materially diminished, (ii) any failure by us to comply with the compensation and benefit commitments contained in the agreement, (iii) our requiring the executive to be based at any office or location 35 miles or more from its current location, (iv) any purported termination by us of the executive's employment otherwise than as expressly permitted by the Agreement, or (v) any failure by us to comply with and satisfy our obligation in the agreement to require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of our business and/or assets to assume expressly and agree to perform under the employment agreement in the same manner and to the same extent that we would be required to perform it if no such succession had taken place.

If, during the employment period, we terminate the executive's employment other than for cause, death or disability, or the executive terminates employment for good reason, the termination benefits under these agreements are as follows:

- A lump sum payment equal to the executive's salary through the termination date not yet paid and a pro-rated bonus based on the number of days of the current fiscal year as of the termination date;

- A lump sum payment equal to (i) twenty-four months' salary and the average bonus for the preceding three years in the case of Mr. Carradine; (ii) a lump sum payment equal to eighteen months' salary and the average bonus for the preceding three years in the case of Mr. Webb; and (iii) a lump sum payment equal to one year's salary and all commissions under the Sales Compensation Plan that would have otherwise been paid following a termination under the plan in the case of Mr. Thompson.

- Immediate vesting of all restricted stock held by the executive and acceleration of any vesting periods for any options to purchase the Company's common stock and an extension of the period during which such options may be exercised from three months following termination of employment to thirty-six months following termination of employment;

- Continuation of health and insurance benefits for 12 months following termination of employment; and Outplacement services for 12 months following termination of employment.

Under each of the amended employment agreements, the covered executive may not become an employee of, independent contractor of, consultant to, or perform any services for competitors of the Company for a specified period following the termination of his employment by the Company. The specified period is 18 months in the case of Mr. Carradine, and one year in the case of the other named executives. The agreements also contain confidentiality obligations that survive indefinitely, and non-solicitation obligations that continue for two years following termination of employment.

The amended employment agreements contain a tax gross-up provision relating to any excise tax that the covered individual incurs by reason of the receipt of any payment that constitutes an excess parachute payment as defined in Section 280G of the Internal Revenue Code.

On March 10, 2008, Healthaxis, Ltd. and Mr. Thompson entered into an Employment Separation Agreement (the "Separation Agreement') that supercedes and replaces his employment agreement. Under the terms of the Separation Agreement, the Company and Mr. Thompson agreed that his employment agreement would terminate immediately and that his employment with the Company would terminate effective as of March 15, 2008 (the "Termination Date"). In addition to payment of his normal base salary through the Termination Date, under the terms of the Separation Agreement, the Company's is required to pay Mr. Thompson (a) a final commission of $9,375, (b) severance pay of $100,000, payable in twelve equal semi-monthly installments, (c) to the extent permitted under the Company's plans, continued coverage of Mr. Thompson under the Company's health, dental, life insurance and accidental death and dismemberment plans until the earlier to occur of six months following the Termination Date or the date that Mr. Thompson becomes eligible for similar benefits through a subsequent employer, and (d) the reimbursement of business expenses incurred by Mr. Thompson in the normal course. Consistent with the terms of Mr. Thompson's prior agreements with the Company, 50,000 stock options having an exercise price of $1.80 per share shall be exercisable for a period of 36 months after the Termination Date and 41,000 shares of restricted stock granted to Mr. Thompson shall be deemed fully vested as of the Termination Date. Mr. Thompson agreed with the Company that he will cooperate with the Company with regard to outstanding business opportunities or issues to the extent reasonably requested by the Company, and also agreed that he will not compete with the Company for a one-year period following the termination of his employment.

Director Compensation

For 2007 each non-employee director received 10,000 shares of restricted stock, with the chairman of each committee of the Board of Directors and the lead director receiving an additional 2,500 shares of restricted stock and the Chairman of the Board receiving an additional 15,000 shares of restricted stock. These grants of restricted stock vested at the rate of 25% for each of the four regular quarterly meetings of the Board of Directors and its committees that were held during 2007 and were valued at the grant date closing stock price of $1.38 per share and expensed according to the time-vesting criteria.

With respect to cash compensation during 2007, non-employee directors other than the Chairman of the Board received $1,875 for each meeting attended in person, $500 for each committee meeting attended in person when not held on the same date and at the same location as a meeting of the Board of Directors, and $250 per hour for attendance at telephonic meetings (with a maximum of $500 per telephonic meeting). The Chairman of the Board received $5,675 for each meeting of the Board of Directors attended in person, and $350 per hour for attendance at telephonic meetings (with a maximum of $750 per telephonic meeting). Committee chairs and the lead director received an additional $2,000 per committee meeting attended in person and $350 per hour for attendance at telephonic meetings (with a maximum of $750 per telephonic meeting).

On March 19, 2008, the Board of Directors reviewed and approved the 2008 compensation program for our Board of Directors. For 2008 there is no change in the cash compensation component of the program. In 2008 each non-employee director will receive 10,000 shares of restricted stock, with the chairman of each committee of the Board of Directors and the lead director receiving an additional 2,500 shares of restricted stock and the Chairman of the Board receiving an additional 5,000 shares of restricted stock. These grants of restricted stock will vest at the rate of 25% for each of the four regular quarterly meetings of the Board of Directors and its committees to be held during 2008 and will be valued at the grant date closing stock price of $0.90 per share and expensed according to the time-vesting criteria.

James W. McLane has served as Chairman of the Board of Directors since July 2001. He also served as Chief Executive Officer from February 2001 until October 2005, and as President from February 2001 through February 2004. During the period from January 1, 2002 through October 1, 2005, Mr. McLane, Healthaxis, Ltd. and the Company were parties to a Change in Control Employment Agreement on terms similar to those described above for Messrs. Carradine and Webb. On November 19, 2005, the Compensation Committee, on our behalf, and Mr. McLane reached an oral agreement to modify Mr. McLane's Change in Control Employment Agreement, as previously amended. Under the terms of that oral agreement, effective as of January 1, 2006, Mr. McLane ceased to be an employee and began providing consulting services to the Company. Pursuant to this agreement, we paid Mr. McLane a consulting fee of $10,000 per month from January 1, 2006 through June 30, 2006, and effective July 1, 2006 Mr. McLane received the cash fees described above in his capacity as Chairman for each meeting of the Board of Directors attended thereafter. As a result of our and Mr. McLane's oral agreement, Mr. McLane's "Employment Period" under his Change in Control Employment Agreement, as amended, ceased as of December 31, 2005 and, Mr. McLane waived entitlement to any severance payments arising as a result of his termination of employment under the Change in Control Employment Agreement. In addition, it was agreed that all of Mr. McLane's outstanding stock options issued prior to November 19, 2005 will remain exercisable for a period of 3 years from the date he ceased to serve as Chairman of Healthaxis, irrespective of the termination of his employment as of the earlier date.

The following table shows the 2007 compensation earned by each non-employee member of the Company's Board of Directors. Mr. Carradine is also a member of the Board of Directors but did not receive any additional compensation for serving on the Board.

2007 Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
James J. Byrne	8,791	13,800 (2)	22,591
John W. Coyle	11,028	17,250 (3)	28,278
Thomas L. Cunningham	19,150	17,250 (4)	36,400
Adam J. Gutstein	9,208	17,250 (5)	26,458
Kevin F. Hickey	6,125	13,800 (6)	19,925
James W. McLane	17,375	34,500 (7)	51,875
Barry L. Reisig	8,166	13,800 (8)	21,966

(1) As of December 31, 2007, all shares were fully vested. The amount shown represents the aggregate amount recognized as compensation expense by the Company during the year ended December 31, 2007, computed in accordance with FAS 123(R) based on the grant date fair value of $1.38 per share.

(2) The total number of restricted stock awards owned at fiscal year end was 18,000. The total number of stock options outstanding at fiscal year end was 17,500.

(3) The total number of restricted stock awards owned at fiscal year end was 20,500. The total number of stock options outstanding at fiscal year end was 17,500.

(4) The total number of restricted stock awards owned at fiscal year end was 22,500. The total number of stock options outstanding at fiscal year end was 21,688.

(5) The total number of restricted stock awards owned at fiscal year end was 22,500. The total number of stock options outstanding at fiscal year end was 24,500.

(6) The total number of restricted stock awards owned at fiscal year end was 20,000. The total number of stock options outstanding at fiscal year end was 25,260.

(7) The total number of restricted stock awards owned at fiscal year end was 37,000. The total number of stock options outstanding at fiscal year end was 264,016.

(8) The total number of restricted stock awards owned at fiscal year end was 18,000. The total number of stock options outstanding at fiscal year end was 4,000.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Equity Compensation Plan Information

The following table sets forth information regarding all compensation plans under which Company equity securities are authorized for issuance as of December 31, 2007:

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in left column)
Equity compensation plans approved by security holders[1]	859,099	$3.00	540,901
Equity compensation plans not approved by security holders[2][3]	142,020	$11.21	0
Total	1,001,119	$4.17	540,901

(1) This category consists of the Healthaxis Inc. 2005 Stock Incentive Plan, which amended and restated the Healthaxis Inc. 2000 Stock Option Plan, both of which were approved by the shareholders. The amounts shown for "number of securities to be issued upon exercise of outstanding options, warrants and rights" and "weighted-average exercise price of outstanding options, warrants and rights" exclude 287,000 shares of unvested restricted stock granted to employees because restricted stock has no exercise price and was reflected in current common outstanding at year end. All outstanding vested and unvested restricted shares have been deducted from the amounts shown as "number of securities remaining available for future issuance under equity compensation plans."

(2) This table does not include 184,963 shares of Common Stock that may be issued upon exercise of options outstanding under the Healthaxis.com, Inc. Amended and Restated 1998 Stock Option Plan which was assumed in the Healthaxis.com merger with the Company as approved by the shareholders. The weighted average exercise price of these outstanding options is $18.52.

(3) This category includes an aggregate of 102,000 shares subject to options outstanding under the Provident American Corporation Stock Option Plan For Directors and the Provident American Corporation Amended And Restated Stock Option Plan For Directors and other historical plans related to the issuance of options to former officers, directors and related to the Company's discontinued insurance operations. The Company no longer makes any option grants under any of these plans. This category also includes a total of 40,020 shares subject to outstanding warrants that were issued by the Company in connection with historical consulting and services arrangements. The Healthaxis.com warrants were originally issued in connection with various marketing and carrier partner agreements related to the discontinued retail website operations.

Security Ownership of Management and Certain Beneficial Owners

The following table sets forth, as of March 20, 2008, the beneficial ownership of the Company's Common Stock: (i) by each person known by the Company to be the beneficial owner of five percent or more of the Company's outstanding Common Stock, (ii) by each director of the Company, (iii) by the

Chief Executive Officer, and the two other most highly compensated executive officers during fiscal 2007 (the "Named Executive Officers"), and (iv) by the directors and executive officers of the Company as a group. Unless otherwise specified, all persons listed below have sole voting and investment power with respect to their shares.

5% Beneficial Owners	**Number of Shares Beneficially Owned** [2]	**Percent of Class** [3]
Sharad K. Tak .... c/o Tak Investments, Inc. 400 Professional Drive, Suite 420 Gaithersburg, MD 20879	5,555,556[4]	45.6%
Lewis Asset Management .... 45 Rockefeller Plaza, Suite 2570 New York, NY 10111	2,333,324[5]	26.4%
LB I Group Inc. .... c/o Lehman Brothers, Inc. 745 Seventh Avenue, 2nd Floor New York, NY 10019	667,999[6]	7.6%
Directors and Executive Officers[1]		
James W. McLane..............................	377,251[7]	4.1%
Adam J. Gutstein...............................	67,000[8]	*
Thomas L. Cunningham.....................	59,646[9]	*
John W. Coyle	53,500[10]	*
James J. Byrne	60,534[11]	*
Barry L. Reisig..................................	32,000[12]	*
John M. Carradine..............................	280,827[13]	3.1%
Lawrence F. Thompson	89,503[14]	*
J. Brent Webb	175,251[15]	2.0%
All current directors and executive officers as a group (11 Persons)........	1,387,423[16]	14.5%

* Less than 1%

(1) The address of each director and executive officer is 7301 North State Highway 161, Suite 300, Irving, TX 75039.

(2) Includes options and warrants exercisable within 60 days from March 20, 2008.

(3) Any securities not outstanding that are subject to options, warrants, or conversion privileges exercisable within 60 days of March 20, 2008 are deemed outstanding for the purpose of computing the percentage of outstanding securities of the class owned by any person holding such securities but are not deemed outstanding for the purpose of computing the percentage of the class owned by any other person in accordance with Item 403 of Regulation S-K of the Securities Act of 1933 and Rule 13(d)-3 of the Securities Exchange Act, and based upon 8,884,305 shares of common stock outstanding (excluding treasury shares) as of March 20, 2008.

(4) Includes warrants to purchase 3,333,334 shares of common stock exercisable within 60 days, and excludes warrants to purchase up to 2,777,777 shares of common stock that are contingent on the Company compelling the exercise thereof, or the exercise by Tak Investments, Inc. of other included warrants.

(5) As reported on Form 4 filed on January 3, 2007.

(6) As reported in Amendment No. 2 to Schedule 13G filed on February 14, 2008. Excludes Series A Convertible Preferred Stock convertible into 740,401 Common Shares and warrants to acquire 387,117 Common Shares.

(7) Includes options to purchase 264,016 shares of the Common Stock exercisable within 60 days.
(8) Includes options to purchase 24,500 shares of the Common Stock exercisable within 60 days.
(9) Includes options to purchase 21,688 shares of the Common Stock exercisable within 60 days.
(10) Includes options to purchase 17,500 shares of the Common Stock exercisable within 60 days.
(11) Includes options to purchase 17,500 shares of the Common Stock exercisable within 60 days.
(12) Includes options to purchase 4,000 shares of the Common Stock exercisable within 60 days.
(13) Includes options to purchase 181,075 shares of the Common Stock exercisable within 60 days.
(14) Includes options to purchase 50,000 shares of the Common Stock exercisable within 60 days.
(15) Includes options to purchase 107,501 shares of the Common Stock exercisable within 60 days.
(16) Includes options to purchase 745,281 shares of Common Stock exercisable within 60 days.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions

As a part of the investment in the Company made by Tak Investments Inc., a Delaware corporation that is a significant shareholder and is owned by Mr. Sharad Tak, the Company entered into a five-year Remote Resourcing Agreement with Healthcare BPO Partners L.P., a company owned by Mr. Tak. Under the terms of this agreement, Healthcare BPO Partners provides India-based personnel and infrastructure that are utilized by the Company to provide business process outsourcing services and other software development and technical support services to support the Company's operations. The Indian operations, which are dedicated for the Company's exclusive use, are managed by the Company and based in Jaipur, India. These Indian operations supplement the Company's operations in Utah, Texas and Jamaica. Under this Agreement, Healthcare BPO Partners also provided the Company with data center space and support services in the United States through September 2007. The terms on which these remote resources are provided to the Company have been reviewed and approved by the Audit Committee and are at globally competitive rates. During 2006 and 2007, the Company recognized expense of $1.1 million and $853,000, respectively, to Healthcare BPO Partners for the remote resources and related services provided under the agreement and, at December 31, 2006 and December 31, 2007, the Company had accounts payable to Healthcare BPO Partners of $89,000 and $84,000, respectively.

Affirmative Determinations of Director Independence

The Board of Directors has adopted the requirements in Marketplace Rule 4200(a)(15) of The Nasdaq Stock Market ("NASDAQ") as its standard for determining the independence of members of its Board of Directors. The Board of Directors has determined that each of the following directors is an "independent director" under these standards:

James J. Byrne
John W. Coyle
Thomas L. Cunningham
Adam J. Gutstein
Barry L. Reisig

The independent directors meet separately at each regular meeting of the Board of Directors. The independent directors have selected Mr. Gutstein to serve as Lead Director of the executive sessions of the independent directors. All members of the Company's Audit Committee, Compensation Committee and Nominating Committee are "independent" directors under the NASDAQ independence standards.

Mr. McLane is not independent because he was an employee of the Company during the past three years. Mr. Carradine is not independent because he is currently employed by the Company.

In determining that Mr. Reisig is independent, the Board of Directors considered that he was appointed to the Board of Directors pursuant to the Investors' Rights Agreement between the Company and Tak Investments, Inc. Despite this relationship, the Board of Directors has concluded that Mr. Reisig exercises independent judgment. The Board of Directors considered the lack of any material compensatory or other business relationships between Mr. Reisig and Mr. Tak or his affiliates and found no material relationship exists that would impact Mr. Reisig's independence.

Item 14. Principal Accounting Fees and Services

The Company's principal independent public accountant was McGladrey & Pullen, LLP for the years ended December 31, 2007 and December 31, 2006. Fees billed or to be billed in connection with services rendered for these years are as follows:

	2007	2006
Audit Fees	$232,000	$225,000
Audit-Related Fees	34,000	31,000
Tax Fees	-	-
All Other Fees	-	-
Total	$266,000	$256,000

Audit Fees. In 2007, audit fees include fees for professional services rendered for the audit and quarterly reviews of the Company's financial statements for the applicable fiscal year. In 2006, audit fees include fees for professional services rendered for the audit, filing of a Registration Statement on Form S-8, a Registration Statement on Form S-3, and quarterly reviews of the Company's financial statements for the applicable fiscal year.

Audit-Related Fees. Audit related fees consisted of completion of a Service Auditors Report performed in accordance Statement of Auditing Standard ("SAS") #70.

Audit Committee Pre-Approval Policy

The Audit Committee has a policy regarding pre-approval of all audit and non-audit services provided by the Company's independent auditors. Each year the Audit Committee considers for general pre-approval the independent auditor's engagement to render audit services, and well as the provision of audit-related services, tax services and all other services. The Audit Committee generally pre-approves certain services in these categories up to a specified budgeted amount. The term of any general pre-approval is 12 months from the date of pre-approval, unless otherwise stated. The Audit Committee will annually review and pre-approve the services that may be provided by the independent auditor without obtaining specific pre-approval from the Audit Committee. The Audit Committee will add or subtract to the list of general pre-approved services from time to time, based on subsequent determinations. Any proposed service that has not received general pre-approval, or for which budgeted amounts exceed the pre-approved cost levels, will require specific pre-approval by the Audit Committee.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) The following consolidated financial statements of Healthaxis Inc. are included in Item 8:

(1) List of Financial Statements:

(2) Financial Statement Schedules:

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

(3) Exhibits:

The Exhibits listed on the accompanying Exhibit Index immediately following the Financial Statement Schedules are filed as part of, and are incorporated by reference into, this Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this amendment to this report to be signed on its behalf by undersigned, thereunto duly authorized.

HEALTHAXIS INC.

Date: March 31, 2008

By:/s/John M. Carradine
John M. Carradine
Chief Executive Officer (Duly Authorized Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS that each of Healthaxis, Inc., a Pennsylvania corporation, and the undersigned directors and officers of Healthaxis, Inc. hereby constitutes and appoints John M. Carradine and Ronald K. Herbert, or any one of them, its, his or her true and lawful attorney-in-fact and agent, for it, him or her and in its, his or her name, place and stead, in any and all capacities, with full power to act alone, to sign any and all amendments to this Report, and to file each such amendment to the Report, with all exhibits thereto, and any and all other documents in connection therewith, with the Securities and Exchange Commission, hereby granting unto said attorney-in-fact and agent full power and authority to do and perform any and all acts and things requisite and necessary to be done in and about the premises as fully to all intents and purposes as it, he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date
/s/James W. McLane James W. McLane	Chairman of the Board of Directors	March 31, 2008
/s/John M. Carradine John M. Carradine	Chief Executive Officer (principal executive officer) and Director	March 31, 2008
/s/Ronald K. Herbert Ronald K. Herbert	Chief Financial Officer (principal financial and accounting officer)	March 31, 2008
/s/James J. Byrne James J. Byrne	Director	March 31, 2008
/s/John W. Coyle John W. Coyle	Director	March 31, 2008
/s/Thomas L. Cunningham Thomas L. Cunningham	Director	March 31, 2008
/s/Adam J. Gutstein Adam J. Gutstein	Director	March 31, 2008
/s/Barry L. Reisig Barry L. Reisig	Director	March 31, 2008

Executive Officers

John M. Carradine
President and Chief Executive Officer, Director

Ronald K. Herbert
Chief Financial Officer

Roxanne Seale
Senior Vice President of Application Solutions

J. Brent Webb
Senior Vice President and General Counsel

Corporate Office

Healthaxis Inc.
7301 N. State Highway 161
Suite 300
Irving, TX 75039
(972) 443-5000

Transfer Agent

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
or
480 Washington Boulevard
Jersey City, NJ 0731 0-1900
(877) 854-4557
TDD for hearing Impaired: 800-231 -5469
Foreign Shareowners: 201-680-6578
TDD Foreign Shareowners: 201-680-6610
Web Site address:
www.bnymellon.com/shareowner/isd

Board of Directors

James W. McLane
Chairman

James J. Byrne
Executive Professor in Residence at the Duquesne University Graduate School of Business

John M. Carradine
President and CEO of Healthaxis Inc.

John W. Coyle
Retired Senior Vice President of CIGNA Healthcare and President of Connecticut General Life Insurance Company and former President and Chief Operating Officer of Trigon Blue Cross Blue Shield of Virginia

Thomas L. Cunningham
Chairman of the Board of Directors of Equity Bank, SSB; Director of Encore Wire Corporation; and former audit partner at Ernst & Young, LLP and predecessor firms

Adam J. Gutstein
President, CEO, and Director for Diamond Management & Technology Consultants, Inc.

Barry L. Reisig
Consultant; former partner for Arthur Andersen

Investor Information
A copy of the Form 10-K filed with the Securities Exchange Commission for the year ended December 31, 2007, is made part of this Annual Report. Requests for additional copies of the Form 10-K, as well as other publicly available information, should be made to the attention of Investor Relations at the Corporate Office or by e-mail at invrel@healthaxis.com.

END